As filed with the Securities and Exchange Commission on February 3, 2000

                                                              File No . 70-_____

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  --------------------------------------------
                       FORM U-1 APPLICATION OR DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  --------------------------------------------


Sierra Pacific Resources                       Portland General Electric Company
    6100 Neil Road                                   121 SW Salmon Street
  Reno, Nevada 89511                                Portland, Oregon 97204

               (Name of company or companies filing this statement
                   and address of principal executive offices)
                  --------------------------------------------

    Michael R. Niggli                                Peggy Y. Fowler
   Chairman and Chief                     President and Chief Operating Officer
    Executive Officer                       Portland General Electric Company
Sierra Pacific Resources                          121 SW Salmon Street
      6100 Neil Road                             Portland, Oregon 97204
    Reno, Nevada 89511                               (503) 464-8000
      (702) 834-3600

                   (Name and addresses of agents for service)
                  --------------------------------------------
           The Commission is requested to send copies of all notices, orders and communications in connection with this
                                 Application to:

Clifford M. (Mike) Naeve, Esq.                   Joanne C. Rutkowski, Esq.
Mary Margaret Farren, Esq.                       LeBoeuf, Lamb, Greene
W. Mason Emnett, Esq.                              & MacRae, L.L.P.
William C. Weeden                                1875 Connecticut Avenue, N.W.
Skadden, Arps, Slate,                            Washington, D.C. 20009
   Meagher & Flom LLP
1440 New York Avenue, N.W.                       Adam Wenner, Esq.
Washington, D.C.  20005                          Vinson & Elkins L.L.P.
                                                 1455 Pennsylvania Avenue, NW
                                                 Washington, DC 20004

                                Table of Contents


                                                                            Page


Item 1.   Description of Proposed Transaction...............................   4
          A.   Description of the Parties to the Transaction................   4
               1.   Sierra Pacific and its subsidiaries.....................   4
                    a.   SPPC...............................................   5
                    b.   Nevada Power.......................................   6
                    c.   Non-Utility Subsidiaries...........................   8
               2.   PGE and PGH II and their subsidiaries...................  11
                    a.   PGE................................................  11
                    b.   PGH II.............................................  13
          B.   Description of the Transaction...............................  14
               1.   Reasons for the Transaction.............................  14
               2.   Stock Purchase Agreement................................  16
               3.   Background and Negotiations Leading to the
                    Transaction.............................................  18
          C.   Sierra Pacific Management Following the Transaction..........  21

Item 2.   Fees, Commissions and Expenses....................................  21

Item 3.   Applicable Statutory Provisions...................................  21
          A.   Acquisition of PGE and PGH II and Retention of Certain
               Businesses...................................................  22
               1.   Section 10(b)...........................................  23
                    a.   Section 10(b)(1):  "Interlocking Relations" or
                         "Concentration of Control".........................  24
                    b.   Section 10(b)(2): Reasonableness of Consideration
                         and Fees...........................................  26
                    c.   Section 10(b)(3):  Capital Structure and the Public
                         Interest...........................................  28
               2.   Section 10(c)...........................................  30
                    a.   Section 10(c)(1): Lawfulness under Section 8 and
                         Detriment to Carrying Out Section 11...............  30
                         i.   The Transaction is lawful under Section 8.....  30
                         ii.  The Transaction will not be detrimental
                              to carrying out the provisions of
                              Section 11....................................  30

                              (a)  Section 11(b)(1) - Single Integrated
                                   Public Utility System....................  31
                                   (i)    Physical Interconnection..........  35
                                   (ii)   Coordination......................  43
                                   (iii)  Single Area or Region.............  46
                                   (iv)   Localized Management,
                                          Efficient Operation, and
                                          Effective Regulation..............  48
                                          Retention and Acquisition of
                                          Non-Utility Businesses............  50
                                          Retention of the SPPC Gas System..  51
                              (b)  Section 11(b)(2) - Structure and
                                   Voting Power.............................  54
                    b.   Section 10(c)(2)...................................  55
               3.   Section 10(f)...........................................  56
          B.   Financing of the Acquisition.................................  57
               1.   Overview of the Financing Request.......................  57
               2.   Parameters for Financing Authorization..................  60
               3.   Description of Specific Types of Financing..............  61
                    a.   Short-Term Debt....................................  61
                    b.   Long-Term Debt.....................................  62
                         (i)    Terms of Sierra Pacific Indenture...........  63
                         (ii)   Terms of Borrowings from Banks
                                and Other Financial Institutions............  65
                         (iii)  Terms of Money Market Notes and
                                Similar Instruments.........................  65
                    c.   Other Securities...................................  65
                    d.   Interest Rate Risk Management Devices..............  66
               4.   Filing of Certificates of Notification..................  66

Item 4.   Regulatory Approval...............................................  67
          A.   Antitrust Considerations.....................................  67
          B.   Atomic Energy Act............................................  68
          C.   Federal Power Act............................................  68
          D.   Nevada PUC...................................................  68
          E.   Oregon PUC...................................................  69

Item 5.   Procedure.........................................................  69

Item 6.   Exhibits and Financial Statements.................................  69

                    a.   Exhibits...........................................  69
                    b.   Financial statements...............................  72

Item 7.   Information as to Environmental Effects...........................  74

                 Introduction and Request for Commission Action

          Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "Act"), this Application requests that the Securities and Exchange Commission (the "SEC" or "Commission") approve the acquisition by Sierra Pacific Resources ("Sierra Pacific"), which is an exempt intrastate holding company under the Act, of Portland General Electric Company ("PGE") and PGH II, Inc. ("PGH II") (the "Transaction"). PGE is a wholly-owned public utility subsidiary company of Enron Corp. ("Enron"), an exempt holding company pursuant to Section 3(a)(1) of the Act under Rule 2 thereof. PGH II, an indirect subsidiary of Enron and an affiliate of PGE, owns several energy-related companies. Pursuant to the Transaction, Sierra Pacific will acquire from Enron all of the issued and outstanding common stock of PGE and PGH II, which thereby will become wholly-owned subsidiaries of Sierra Pacific. Following the consummation of the Transaction, Sierra Pacific will register with the Commission as a holding company pursuant to Section 5 of the Act.

          PGE is an electric utility company under the Act. Sierra Pacific owns all of the common stock of Sierra Pacific Power Company ("SPPC"), an electric and gas company under the Act, and all of the common stock of Nevada Power Company ("Nevada Power"), an electric utility company under the Act. The Transaction will not impact the structure of either SPPC or Nevada Power. SPPC and Nevada Power will continue to be wholly-owned subsidiaries of Sierra Pacific and will become sister companies to PGE and PGH II.

          The Transaction is not subject to shareholder approval of PGE, PGH II, Enron or Sierra Pacific. Thus, Sierra Pacific and PGE (collectively, the "Applicants") are not required to file Form S-4 with the Commission regarding the Transaction. The Transaction will be governed by the terms of a Stock Purchase Agreement dated as of November 5, 1999 (the "Stock Purchase Agreement"), by and among Sierra Pacific and Enron. Pursuant to the Stock Purchase Agreement, Sierra Pacific will acquire from Enron all of the issued and outstanding common stock of PGE and PGH II for a consideration of $2.1 billion. As a result of this acquisition, PGE and PGH II will become wholly-owned subsidiaries of Sierra Pacific.

          The acquisition of PGE substantially increases and diversifies the combined company's asset base, resulting in increased efficiency in the delivery of services. Pursuant to state mandate, Sierra Pacific currently is divesting all of its generation plants. Thus, the combination of PGE's assets with Sierra

Pacific's distribution and transmission assets will result in a broader and more diverse asset base. The creation of a service company to perform various common and shared functions among the three operating companies also will help Sierra Pacific to achieve substantial efficiencies through the combining of functions, economies of scale, and the sharing of non-generation assets and facilities. The Applicants anticipate the nominal dollar value of synergies from the Transaction to be in excess of $40 million per year over a 10-year period.

          The Transaction is designed to create a merged company that will be able to participate more effectively in the increasingly competitive energy marketplace. By combining with PGE, Sierra Pacific will almost double its current customer base. In addition, PGE is experiencing higher than national average annual population growth of approximately 3% and, through PGE, Sierra Pacific and its shareholders will be able to participate in this rapid growth. Moreover, while Sierra Pacific's current customer base is predominantly gaming and mining, PGE's service territory, which contains approximately 44% of Oregon's population and 60% of Oregon's economic base, is very diverse. This diversity in the combined company's customer base will enable Sierra Pacific to generate and sustain substantially increased cash flows from more diverse sources for further reinvestment or growth.

          The Transaction is conditioned, among other things, upon approval by the SEC, the Oregon Public Utility Commission ("Oregon PUC"), the Federal Energy Regulatory Commission ("FERC"), and the Nuclear Regulatory Commission ("NRC"), and on the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) (the "HSR Act").1

---------------

1 The Applicants do not believe the Transaction is subject to the review of the Public Utilities Commission of Nevada ("Nevada PUC"). Accordingly, the Applicants filed with the Nevada PUC a Petition for Declaratory Relief requesting the Nevada PUC disclaim jurisdiction over the Transaction. The Petition for Declaratory Relief is attached hereto as Exhibit D-1. However, as described more fully in the concurrent Application/Declaration request ing approval to form Sierra Pacific Resources Services Company ("Sierra Pacific Services") (File 70-_____), the Nevada PUC has an open docket to consider a shared services agreement proposed by Sierra Pacific which predates the Transaction. The Services Agreement proposed in the concur rent Application/Declaration will supplant the earlier proposed agreement in the Nevada PUC docket.

          The Applicants request expedited treatment of this application so that, upon receipt of other regulatory approvals, Sierra Pacific and Enron will be in a position to consummate the Transaction promptly. Based on the anticipated receipt of these other regulatory approvals, the Applicants request that the Commission issue an order authorizing the Transaction by September 1, 2000. Unless otherwise indicated, all financial information set forth herein is for the fiscal year ended December 31, 1998.

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.

A.   DESCRIPTION OF THE PARTIES TO THE TRANSACTION.

     1.   SIERRA PACIFIC AND ITS SUBSIDIARIES.

          Sierra Pacific is a public utility holding company incorporated in the State of Nevada and currently is exempt from regulation by the Commission (except for Section 9(a)(2) thereof) pursuant to Section 3(a)(1) of the Act by order of the Commission. Sierra Pacific Resources, Holding Co. Act Release No. 27054 (July 26, 1999) [hereinafter Sierra Pacific]. Nevada Power and SPPC, described below, are wholly-owned operating subsidiaries of Sierra Pacific. Sierra Pacific is headquartered in Reno, Nevada.

          The common stock of Sierra Pacific, par value $1 per share ("Sierra Pacific Common Stock"), is listed on the New York Stock Exchange (the "NYSE"), under the symbol SRP. As of the close of business on December 31, 1999, there were 78,428,480 shares of Sierra Pacific Common Stock issued and outstanding.

          For the year ended December 31, 1998, Sierra Pacific's operating revenues on a consolidated basis were approximately $741.8 million, of which $7.5 million are attributable to non-utility activities. Consolidated assets of Sierra Pacific and its subsidiaries at December 31, 1998, were approximately $2.0 billion, of which approximately $1.6 billion consisted of net utility plant and equipment. These figures, however, do not completely reflect the financial strength of Sierra Pacific given that, on July 28, 1999, Sierra Pacific merged with Nevada Power. For the nine months ending September 30, 1999, Sierra Pacific's operating revenues on a consolidated basis were approximately $899.2 million, of which $2.7 million are attributable to non-utility activities. Consolidated assets of Sierra Pacific and its subsidiaries at September 30, 1999, were approximately $5.3 billion, of which approximately $3.8 billion consisted of net utility plant and equipment. Once calendar year 1999 information is available, Applicants will update the information provided herein.

          Sierra Pacific's principal executive office is located at 6100 Neil Road, Reno, Nevada 89511. At December 31, 1998, Sierra Pacific and its subsidiaries employed 1,476 employees, of which 1,446 were employed by SPPC.

          More detailed information concerning Sierra Pacific and its subsidiaries is contained in Sierra Pacific's and SPPC's Annual Reports on Form 10-K for the year ended December 31, 1998, which are incorporated herein by reference as Exhibits G-1 and G-3, respectively.

          a.   SPPC

          SPPC is a public utility incorporated in the State of Nevada. SPPC provides electric service to approximately 294,000 retail customers in northern Nevada and northeastern California. SPPC also sells electric power at wholesale. In the Reno/Sparks area of northwestern Nevada, SPPC distributes natural gas at retail to approximately 105,000 customers and provides water service to about 67,000 customers. During 1998, 87% of SPPC's revenues were from retail sales of electricity, natural gas and water in Nevada, 5% from retail sales of electricity in California and 8% from wholesale sales of electricity and gas. SPPC's 1998 electric and gas operating revenues, which totaled $685.2 million, were comprised of its electric business ($585.7 million, or 85%) and its natural gas business ($99.5 million, or 15%). Of these 1998 electric and gas operating revenues, $644.5 million, or 94% were from sales in Nevada and $40.7 million, or 6% were from sales in California. In addition SPPC's water business operating revenues were $49.1 million. As of December 31, 1998, SPPC's net utility plant in service was $ 1.6 billion. A map of SPPC's electric/gas service area is attached as Exhibit E-1.

          During 1998, the peak electric demand experienced by SPPC was 1423 megawatts ("MW"). SPPC served this demand, plus a reserve margin, with a combination of the following: (i) 1049 MW of power generated by plants owned by SPPC, (ii) 323 MW of power purchased pursuant to long term contracts, and (iii) additional firm and short-term power purchases. SPPC's fuel requirements for electric generation were provided by natural gas (60.7%), coal (39.0%) and oil (0.3%).

          As of December 31, 1998, SPPC's electric transmission facilities consisted of approximately 4,000 overhead pole line miles and 81 substations. Its electric distribution facilities consisted of approximately 9,000 overhead pole line miles, 4,500 underground cable miles and 178 substations.

          SPPC's natural gas business consists of providing local distribution service in the Reno/Sparks area that accounted for $99.5 million in 1998 operating revenues, or 13.6% of total SPPC operating revenues. SPPC has contracted for firm winter-only and annual natural gas supplies with Canadian and domestic suppliers to meet the firm gas requirements of its local distribution and electric operations. The contracts total 157,000 decatherms per day through March 1999; 93,000 decatherms per day through April 1999; 78,000 decatherms per day for May through October 1999; and 65,000 decatherms per day for the remainder of 1999. SPPC's firm natural gas supply is supplemented with natural gas storage services and supplies from a Northwest Pipeline Company facility located at Jackson Prairie in southern Washington and a liquid natural gas storage facility. For 1998, SPPC's total local gas distribution supply requirements were 14.9 million decatherms and its electric generating fuel requirements were 35 million decatherms. As of December 31, 1998, SPPC owned and operated 1,296 miles of three-inch equivalent natural gas distribution lines.

          SPPC also serves approximately 67,000 water customers in the Reno and Sparks areas of Nevada. SPPC's water system is closely associated with its natural gas system, with the service areas of each system largely overlapping. The two systems have been operated on an integrated basis within a single division of SPPC since the late 1800s. As of December 31, 1998, SPPC owned approximately $274 million in water assets, with total water production of 22.1 billion gallons. SPPC experienced during 1998 a peak day send-out of water of
130.9 million gallons.

          SPPC is subject to regulation by the Nevada PUC and the California Public Utilities Commission ("California PUC") with respect to its rates for retail sales of electricity as well as terms of service, issuance of certain securities, siting of and necessity for generation and certain transmission facilities, accounting and other matters. The Nevada PUC also has jurisdiction with respect to SPPC's gas and water business. In addition, SPPC is subject to regulation by FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters. SPPC also is subject to applicable federal and state environmental regulations.

          b.   NEVADA POWER

          Sierra Pacific and Nevada Power merged on July 28, 1999, which merger was approved by the Commission under Section 9(a)(2) on July 26, 1999. Sierra Pacific, supra. As a result of that transaction, Nevada Power became an operating subsidiary of Sierra Pacific, as was SPPC. Nevada Power is a public utility, incorporated in the State of Nevada, that provides retail electric service predominantly to the more than 1.3 million residents of Clark County,

Nevada, with limited service provided to the Federal Department of Energy (U.S. Government Test Site) in Nye County, Nevada. Both Clark County and Nye County are located in southern Nevada. Nevada Power also sells electric power at wholesale. A map of Nevada Power's service area is attached hereto as Exhibit E-2.

          Nevada Power owns plants with generating capacity totaling 1,939 MW. Nevada Power purchases an additional 750 MW of generating capacity, including
(i) 235 MW of Hoover Dam power purchased pursuant to a contract with the State of Nevada, (ii) 210 MW of power purchased pursuant to a contract with Nevada Sun-Peak Limited Partnership, an independent power producer, and (iii) 305 MW of power purchased pursuant to contracts with four qualifying facilities. In addition, Nevada Power has agreements with other suppliers to purchase 965 MW of firm capacity and associated energy. During 1998, the peak demand experienced by Nevada Power was 3,855 MW. Nevada Power served this demand, plus a reserve margin, with a combination of its 1,939 MW of owned generating capacity, 750 MW of purchased generating capacity and additional firm and short-term power purchases. To obtain additional firm capacity and associated energy to meet peak needs, Nevada Power utilizes a competitive bidding process and spot market purchases. During 1998, 67% of the energy generated by Nevada Power's plants came from coal-fired stations and 33% from natural gas- fired stations.

          As of December 31, 1998, Nevada Power owned approximately 1,650 miles of electric transmission facilities (a portion of that under shared ownership), 114 transmission and distribution substations, and a distribution system consisting of approximately 3,162 overhead pole line miles and 9,338 underground cable miles.

          Nevada Power is subject to regulation by the Nevada PUC with respect to its rates for retail sales of electricity as well as terms of service, issuance of certain securities, siting of and necessity for generation and certain transmission facilities, and accounting and other matters. In addition, Nevada Power is subject to regulation by FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters. Nevada Power is also subject to applicable federal and state environmental regulations.

          For the year ended December 31, 1998, Nevada Power's utility operating revenues on a consolidated basis were approximately $874 million. Consolidated assets of Nevada Power and its subsidiaries at December 31, 1998, were approximately $2.6 billion, of which approximately $1.9 billion consisted of net electric plant and equipment.

          Nevada Power's principal executive office is located at 6226 West Sahara Avenue, Las Vegas, Nevada, 89146. At December 31, 1998, Nevada Power employed approximately 1,888 employees.

          More detailed information concerning Nevada Power is contained in Nevada Power's Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated herein by reference as Exhibit G-5.

          c.   NON-UTILITY SUBSIDIARIES

          Sierra Pacific is engaged in various non-utility businesses through the following material subsidiaries:

1. Tuscarora Gas Pipeline Company: Tuscarora Gas Pipeline Company was formed as a wholly-owned subsidiary in 1993 for the purpose of entering into a partnership (the Tuscarora Gas Transmission Company, or "TGTC") with a subsidiary of TransCanada, a non-affiliated Canadian natural gas transportation company, to develop, construct and operate a natural gas pipeline to serve an expanding gas market in Reno, northern Nevada and northeastern California. Sierra Pacific has an investment of approximately $15.5 million in this subsidiary. In 1995, TGTC completed construction and began service of its 229-mile pipeline extending from Malin, Oregon to Reno, Nevada. At Malin, Oregon, TGTC interconnects with Pacific Gas Transmission Company ("PGT"), a major interstate natural gas pipeline extending from Oregon to the U.S./Canadian border. The PGT system provides TGTC customers access to natural gas reserves in the Western Canadian Sedimentary basin, one of the largest natural gas reserve basins in North America. As an interstate pipeline, TGTC provides only transportation service. During 1998, SPPC and Sierra Pacific were the two largest customers of TGTC, contributing 89.3% and 7.6% of TGTC's revenues, respectively. Malin, Oregon began taking service from TGTC during the later part of 1996. The Sierra Army Depot at Herlong, California began taking service from TGTC during the later part of 1997. In 1998, TGTC began serving two new customers, the United States Gypsum Company, located north of Empire, Nevada and HL Power Company located northwest of Wendel, California.

2. Sierra Energy Company d/b/a e-three: Sierra Energy Company d/b/a e-three ("e-three") is an unregulated, wholly-owned subsidiary that provides energy-related products and services both inside and outside SPPC's service territory. e-three recently has entered into a 50% Nevada limited liability company, e-three Custom Energy Solutions LLC, with a subsidiary of Nevada Power to do performance contracts and similar energy-related services in southern Nevada.

3. Lands of Sierra, Inc.: Lands of Sierra, Inc. ("LOS") was organized in 1964 to develop and manage SPPC non-utility property in Nevada and California. In recent years, Sierra Pacific has focused on selling the LOS properties and the properties remaining include only vacant land in Nevada and land leases in the Lake Tahoe region.

4. Sierra Pacific Energy Company: Sierra Pacific Energy Company ("SPEC") markets a package of technology and energy-related products and services in Northern and Southern Nevada. SPEC sell products and services related to home, entertainment, and communications in Northern Nevada under the brand name of Sierra Pacific Energy, and in Southern Nevada under the brand name Nevada Power Services, through affiliations and agreements with its suppliers. SPEC offers satellite television, cellular telephone services and in the future, plans to offer computer leasing and other technological and energy related services through a retail store in Northern Nevada, kiosk locations in Southern Nevada and on its website. Upon approval of the Nevada PUC, and after receiving its license as an Alternative Seller of Electricity under Nevada's restructuring act, SPEC will begin selling electricity along with its other products and service to all eligible customers in Northern and Southern Nevada.

          Sierra Pacific also has several immaterial subsidiaries, listed by category as follows:

1.   Non-profit making subsidiaries created to assist other business activities.

     Commonsite Inc.: Commonsite Inc. is a Nevada corporation owning the real estate occupied by Reid Gardner 4, a coal fired plant owned jointly by Nevada Power and the California Department of Water Resources.

     NVP Capital I: NVP Capital I is a Delaware trust needed for Nevada Power to issue QUIPS, Quarterly Income Preferred Securities.

     NVP Capital II: NVP Capital II is a Delaware trust needed for Nevada Power to issue QUIPS, Quarterly Income Preferred Securities.

2.   Other Subsidiaries.

     Nevada Electric Investment Company: Nevada Electric Investment Company ("NEICO") is a Nevada corporation that, in the past, has conducted energy-related business activities. NEICO owns two corporations that once were involved in mining activities (Genwal Coal Co. and Castle Valley Resources, Inc.), and another corporation that has never conducted business (Alkan Mining Company). All three of these corporations are listed below. NEICO was inactive for a period of years, and in recent months, has obtained ownership interests in three new limited liability companies involved in various energy-related activities.

     Northwind Las Vegas, L.L.C.: NEICO owns 50% of this Nevada limited liability company. UTT Nevada. Inc., an affiliate of Unicom, owns the other 50%. Northwind Las Vegas, L.L.C. develops opportunities for district heating and cooling within Nevada.

     Northwind Aladdin, LLC: NEICO owns 25% of this Nevada limited liability company. UTT Nevada. Inc., an affiliate of Unicom, owns the other 75%. Northwind Aladdin, LLC will construct, own and operate district heating and cooling facilities at the Aladdin casino complex, currently under construction.

     e-three Custom Energy Solutions, LLC: NEICO owns 50% of this Nevada limited liability company, and e-three, a wholly owned subsidiary of Sierra Pacific, owns the other half. This limited liability subsidiary recently was formed to enter into performance contracts and similar energy-related services in southern Nevada.

3.   Inactive Subsidiaries.

     Sierra Water Development Company - A Nevada corporation formerly engaged in water exploration activities in northern Nevada.

     Sierra Gas Holdings Company - A Nevada corporation formerly engaged in gas and oil exploration.

     Great Basin Energy Company - A Nevada corporation, which has never done any business, but was formed to hold real property for a proposed power plant that was never constructed.


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
     Genwal Coal Co. - A Nevada corporation that is inactive but kept in good standing. Assets were sold on January 1, 1995.

     Castle Valley Resources Inc. - A Nevada corporation that is inactive but kept in good standing. Previously, it was the sales arm of Genwal Coal Co.

     Sierra Pacific Communications: A Nevada corporation established to explore fiber optics opportunities in Nevada.

     Alkan Mining Company - A Nevada corporation owned entirely by NEICO that has never conducted business but has been kept in good standing.

     Nevada Power recently created several Nevada limited liability companies that have conducted no business activities but are in good standing. They are: Nevada Power Services, LLC; Nevada Power Choices, LLC; Nevada Power Solutions, LLC; Las Vegas Energy, LLC; Nevada Solutions, LLC; Power Choice, LLC; Nevada Power Energy Services, LLC; and Nevada Choices, LLC. It is anticipated one or more of these companies will engage in the future in competitive energy markets.

     2.   PGE AND PGH II AND THEIR SUBSIDIARIES.

          a.   PGE

          PGE, a wholly-owned subsidiary of Enron, is a public utility company incorporated in the state of Oregon. PGE provides electric service to approximately 704,000 customers in northwestern Oregon. PGE also sells electric power at wholesale. For the year ended December 31, 1998, PGE's utility operating revenues on a consolidated basis were approximately $1.1 billion. A map of PGE's electric service area is attached as Exhibit E-3.

          During 1998, the peak electric demand experienced by PGE was 4,073 MW. PGE served this demand, plus a reserve margin, with a combination of the following: (i) 2,122 MW of power generated or reserved by plants owned by PGE,
(ii) 1,894 MW of power purchased pursuant to long term contracts, and (iii) additional firm and short-term power purchases. PGE's fuel requirements for electric generation were provided by hydroelectric (14%), natural gas (19%), and coal (25%).

          At December 31, 1998, PGE's electric transmission facilities consisted of approximately 1,430 overhead pole line miles wholly owned, approximately 565 overhead pole line miles jointly owned, and 45 substations. Its electric distribution facilities consisted of approximately 8,800 overhead pole line miles, 5,600 underground cable miles, and 152 substations.

          PGE wholly-owns the following subsidiaries:

121 SW Salmon Street Corporation - An Oregon corporation leasing PGE's headquarters complex in Portland, Oregon and subleasing the complex to PGE. World Trade Center Northwest Corporation, a wholly-owned subsidiary of 121 SW Salmon Street Corporation and also an Oregon corporation manages the World Trade Center in Portland, Oregon, and promotes and provides services to international commerce.

Portland General Transport Corp. - An Oregon corporation formed to sell segmented gas pipeline capacity. Portland General Transport Corp. is currently inactive.

Salmon Springs Hospitality Group - An Oregon corporation providing operations and catering services to PGE and, to the extent available, to third parties in meeting facilities of the World Trade Center Building Two complex. The assets and revenues of Salmon Springs Hospitality Group are de minimis and, as such, the subsidiary is immaterial for purposes of the Act.

          PGE is subject to regulation by the Oregon PUC with respect to its rates for retail sales of electricity as well as terms of service, issuance of certain securities, accounting and other matters. In addition, PGE is subject to regulation by the FERC under the Federal Power Act with respect to rates for the sale of electricity for resale, the terms and conditions for providing interstate electric transmission service, and other matters. PGE also is subject to applicable federal and state environmental regulations.

          PGE's principal executive office is located at 121 SW Salmon Street, Portland, Oregon 97204. At December 31, 1998, PGE employed approximately 2,728 employees.

          More detailed information concerning PGE is contained in PGE's Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated herein by reference as Exhibit G-7.


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
          b.   PGH II

          PGH II, a wholly-owned indirect subsidiary of Enron and an affiliate of PGE, is engaged in developing several non-utility lines of business. The PGH II subsidiaries listed below currently generate no material revenue and hold de minimis assets.

Columbia-Willamette Development Company - An Oregon corporation, currently inactive, formerly engaged in real estate development in Oregon and Washington.

Enron MicroClimates, Inc. - An Oregon corporation organized to design, own, and operate heating, cooling, and network infrastructure.

Portland General Distribution Company - An Oregon corporation established to hold minority corporate interests in distribution and network services investment opportunities. The services provided include operation and maintenance services for utility distribution systems.

Portland General Operations Company, Inc. ("PGO") - PGO, an Oregon corporation, provides consulting services to global markets regarding equipment and engineering design and maintenance, project management, and alternative financing solutions for electric and telecommunications facilities.

Tule Hub Services Company - An inactive Oregon corporation established to engage in the business opportunity of electric trading hub transaction information management.

          PGH II holds a 99% ownership interest in the following limited liability companies, with the remaining 1% being held by Portland General Distribution Company:

Columbia-Pacific Distribution Services Company, LLC - An Oregon limited liability company established to provide operation and maintenance services for utility distributions systems.

Enron Distribution Services Company, LLC - A Delaware limited liability company established to hold investments in transmission and distribution services companies to be acquired.

Portland Energy Solutions Company, LLC - An Oregon limited liability company established to develop opportunities in district heating and cooling in downtown Portland, Oregon.


B.   DESCRIPTION OF THE TRANSACTION.

     1.   REASONS FOR THE TRANSACTION.

          For the past several years prior to their merger, Sierra Pacific and Nevada Power carefully monitored developments in the electric and natural gas industry and especially the growth of competition in the western region. Sierra was an active participant in the deregulation of the California electric utility industry and both Sierra Pacific and Nevada Power were active participants in deregulation proceedings in Nevada, which commenced with the passage of a deregulation and restructuring law by the Nevada legislature in 1997. Both companies adopted strategies focused on growing and improving their distribution and transmission businesses and providing a variety of energy-related services to small and medium sized customers. The merger of the two companies implemented their strategies by creating a very robust and rapidly growing distribution business with a much broader customer base. However, both companies appreciated the difficulties which small and medium-sized utilities would face in competing with larger utility and energy-service companies. Both companies engaged investment banks and other industry experts to explore strategic alternatives and possible business combinations to advance their strategic goals. After considering various possible combinations, the Boards of both companies voted to merge on April 29, 1998. After the merger was consummated on July 28, 1999, the combined company (Sierra Pacific) continued to monitor the markets and focus on its pre-merger strategy of growing its customer base, increasing its distribution and transmission businesses, and increasing its scale of operations so as to improve service and compete more effectively in rapidly deregulating utility markets. Sierra Pacific continued to explore opportunities in the western region to advance its corporate strategy.

          In the week of August 11, 1999, Sierra Pacific learned that Enron had engaged investment bankers to assist it in the sale of PGE and that these bankers were soliciting interest from potential buyers, including Sierra Pacific. Sierra Pacific's senior management then conducted an internal preliminary review to determine whether the acquisition of PGE would fit in with its corporate strategy of growing customer base, expanding its distribution and transmission businesses, and enhancing its competitive position in the region. Management concluded that an acquisition of PGE would advance its strategy and, after presentations to the Planning and Finance committee of the Board of Directors, engaged the investment banking firm of Salomon Smith Barney and the law firm of Skadden Arps Slate Meagher & Flom ("Skadden") to assist it in the evaluation. After submitting first and second-round bids, Sierra Pacific was invited to negotiate a definitive stock purchase agreement with Enron consistent with general terms and conditions and pricing parameters previously approved and authorized by the Board of Directors in its final bid. The Board authorized management to negotiate a definitive agreement, which the Board formally adopted and approved on November 5, 1999.

          The Board believes that the acquisition of PGE will put the company in a position to become one of the major and most significant transmission and distribution companies in the western region, and that it will substantially enhance the company's competitive position by increasing its size, financial flexibility, and securing significant future growth opportunity and potential, all of which will benefit Sierra Pacific, its shareholders, and employees, including all the following:

     1.   Customer Growth, Expansion Potential, and Broader Customer Base

          The acquisition of PGE will bring to the combined company approximately 700,000 retail customers located in the Portland metropolitan area. The acquisition will increase Sierra Pacific's total retail customer base to approximately 1.8 million customers. Moreover, PGE is experiencing higher than national average annual population growth of approximately 3%. Through PGE, Sierra Pacific and its shareholders will be able to participate in this rapid growth. In addition, while Sierra Pacific's current customer base is predominantly gaming and mining, PGE's service territory, which contains approximately 44% of Oregon's population and 60% of Oregon's economic base, is very diverse. PGE's revenues are derived from residential, paper, technology, industrial, and wholesale businesses. While PGE's 20 largest customers represent approximately 22% of its total retail revenues, these revenues are derived from approximately 10 different industries. In addition, 41% of its retail sales are derived from residential customers and 39% from small commercial operations. Thus, the addition of PGE's customer base will result in significantly greater diversity in the combined company's customer base.

     2.   Financial Strength and Benefits

          The acquisition of PGE should substantially enhance and improve Sierra Pacific's position in the utility market place. Its service territories will now include three of the fastest growing regions in the western United States. After the acquisition of PGE, the combined company's revenues should increase to approximately $2.9 billion annually and its customer base will increase to approximately 1.8 million. As a result, the combined company should be able to generate and sustain substantially increased cash flows from more diverse sources for further reinvestment or growth. The combined company also should enjoy the benefits resulting from greater and more sustained financial stability through its substantially larger size. Finally, the acquisition of PGE permits Sierra Pacific to redeploy the proceeds of its generation sales in a timeframe consistent with the realization of those proceeds and in the manner which is not only consistent with but also substantially advances the company's strategy.

     3.   Operation Efficiencies

          As a result of the acquisition of PGE and creation of a service company to perform various common and shared functions among the three operating companies, Sierra Pacific will be able to achieve substantial efficiencies through the combination of functions, economies of scale, and the sharing of assets and facilities. PGE's relative proximity to SPPC and Nevada Power should enhance the combined company's ability to capture and sustain these efficiencies. In addition, PGE's winter peaking load should help to balance the Las Vegas summer peaking load experienced by Sierra Pacific by smoothing out cash flows and enabling better risk management.

     2.   STOCK PURCHASE AGREEMENT.

          Pursuant to the Stock Purchase Agreement, attached hereto as Exhibit B-1, Sierra Pacific will acquire all of the issued and outstanding common stock of PGE and PGH II (the "Shares"), which will thereby become wholly- owned subsidiaries of Sierra Pacific. The proposed transaction, which is subject to customary regulatory approvals, is expected to close in the second half of 2000.

          Under the terms of the Stock Purchase Agreement, Enron will sell PGE and cause Portland General Holdings, Inc. to sell PGH II to Sierra Pacific for $2.1 billion in cash, reduced by the book value of Enron's obligations remaining as of the closing date, pursuant to the order of the Oregon Public Utilities

Commission dated June 4, 1997 approving Enron's acquisition of PGE ("Enron's Merger Payment Obligation"). Sierra Pacific will assume Enron's Merger Payment Obligation as of the closing date.

          The proposed transaction is subject to certain customary closing conditions, including, without limitation, (i) the absence of any injunction, order, law or regulation preventing consummation of the sale of the Shares, (ii) receipt by Enron and Sierra Pacific of required statutory approvals, (iii) performance of obligations of Enron and Sierra Pacific pursuant to the Stock Purchase Agreement and (iv) the accuracy of Enron's and Sierra Pacific's representations and warranties. In addition, the obligation of Sierra Pacific to purchase the Shares is subject to the condition that since November 5, 1999, no material adverse effect on PGE shall have occurred.

          The Stock Purchase Agreement contains certain covenants of the parties pending the consummation of the Transaction. Generally, Enron must cause PGE, PGH II and their subsidiaries to carry on their respective businesses in the ordinary course consistent with past practice and use all reasonable efforts to preserve intact their present business organizations and goodwill. The Stock Purchase Agreement also contains certain restrictions and limitations of PGE, PGH II and their subsidiaries with respect to, among other things, dividends on and repurchases of their capital stock, issuance of securities, amendment of charter documents, acquisitions, dispositions, indebtedness, capital expenditures, compensation and benefits, nuclear operations, contracts, the solicitation of employees and accounting matters. Subject to certain exceptions, cash dividends on PGE common stock between November 5, 1999, and the closing date are limited to the lesser of: (i) the aggregate amount of consolidated net income of PGE for the period from January 1, 1999, through the closing date;
(ii) an aggregate amount of $129.1 million for 1999, $142.6 million for 2000, and $143.8 million for 2001 (regardless of when such dividends are actually declared and paid and prorated for the year in which the closing occurs); less, in the case of (i) and (ii), any dividends declared and paid by PGE to Enron between January 1, 1999, and November 5, 1999. Article V of the Stock Purchase Agreement, attached hereto as Exhibit B-1, provides additional details regarding the conduct of business pending the closing.

          The Stock Purchase Agreement may be terminated under certain circumstances, including by mutual consent of the parties; by either party if
(i) there is a permanent injunction order by any federal or state court of competent jurisdiction; (ii) the closing shall not have occurred on or before November 5, 2000 or May 5, 2001 if certain statutory approvals are not obtained; or (iii) any of the required statutory approvals have been denied by a final and nonappealable order, judgment or decree. Furthermore, the Stock Purchase Agreement may be terminated by Sierra Pacific if there is a breach or violation by Enron of any covenant, representation or warranty which resulted in a PGE Material Adverse Effect, as defined in the Stock Purchase Agreement, and such breach or violation is not cured by the earlier of the closing date or within 60 days of notice to Enron. The Stock Purchase Agreement may be terminated by Enron if there is a material breach or violation by Sierra Pacific of any covenant, representation or warranty and such breach or violation is not cured by the earlier of the closing date or within 60 days of notice to Sierra Pacific. If the Stock Purchase Agreement is terminated because of a party's breach or violation of its covenants or its representations and warranties, then the breaching party will pay the other party an amount in cash equal to all documented out-of-pocket expenses and fees incurred by the non-breaching party. This reimbursement of expenses will be in addition to any rights that the non-breaching party may have at common law or otherwise.

     3.   BACKGROUND AND NEGOTIATIONS LEADING TO THE TRANSACTION.

          During the week of August 11, 1999, Steve Oldham, Vice President, Corporate Development and Strategic Planning, learned from the investment banking firm of SG Barr Devlin, which had been engaged by Enron, that Enron was interested in selling all of its interest in PGE for cash in a transaction to be structured as a stock purchase. Mr. Oldham and his staff conducted a preliminary evaluation of a potential acquisition of PGE by Sierra Pacific and concluded that such an acquisition would complement and advance Sierra Pacific's strategic vision, and that the timing would be conducive to the redeployment of the proceeds of the sale of generation in a timeframe reasonably concomitant with the sale of Sierra Pacific's generating plants. Mr. Oldham presented the opportunity to Mr. Niggli, CEO, of Sierra Pacific, and Malyn Malquist, President and COO of Sierra Pacific.

          Management then presented the opportunity to the Planning and Finance Committee of the Board of Directors of Sierra Pacific on August 18, 1999, at which time the Committee authorized management to retain the investment banking firm of Salomon Smith Barney to analyze the transaction. The Committee directed management to conduct further due diligence preparatory to submitting a non-binding first round "indication of interest" bid.

          Management, Salomon Smith Barney, and Sierra Pacific's outside attorneys, Skadden, then conducted various evaluations and analyses and presented their findings to the Planning and Finance Committee at a meeting on September 10, 1999, after which the Committee authorized management to submit a preliminary non-binding first round "indication of interest" bid.

          On September 13, 1999, Sierra Pacific submitted to Enron a non-binding "indication of interest" bid to purchase the stock of PGE.

          On September 15, 1999, Sierra Pacific was informed by SG Barr Devlin that Sierra Pacific had been selected to conduct on-site due diligence and to submit, based on that due diligence, a second-round bid. Management and its outside experts and advisors were invited to PGE to participate in a presentation by senior management of PGE and to conduct on-site due diligence preparatory to submitting a second-round bid.

          On September 21, 1999, the Planning and Finance Committee, senior management, and its outside experts and advisors, presented to the Board of Directors of Sierra Pacific an analysis and evaluation of a proposed acquisition of PGE, after which presentation the Board authorized management to conduct the invited due diligence and to report the results to the Board. On September 30, 1999, Mr. Niggli, Mr. Malquist, key members of Sierra Pacific's senior management, and Sierra Pacific's outside experts and advisors went to Portland to participate in a management discussion and presentation by PGE in connection with the detailed due diligence to be conducted immediately thereafter.

          From September 30 to October 4, 1999, key members of Sierra Pacific's senior management, various other employees, and Sierra Pacific's outside experts and advisors, including Salomon Smith Barney, Skadden, and Duke Engineering, conducted due diligence on all aspects of PGE, its operations, and future prospects.

          On October 8, 1999, management and the Sierra Pacific's outside experts and advisors reported at a meeting of the Board of Directors of Sierra Pacific on all aspects of the due diligence which had been conducted. The Board of Directors requested that management and its experts and advisors continue to conduct due diligence and to report to the Board at a follow-up meeting on October 15, 1999.

          On October 15, 1999, management and its outside experts and advisors presented to the Board further conclusions resulting from continued due diligence and updated management's valuations and risk analyses, after which the

Board of Directors requested further refinements and analyses to be presented at a special meeting of the Board of Directors to be convened on October 22, 1999.

          On October 22, 1999, management and its outside experts and advisors presented their findings and conclusions to the Board of Directors on final due diligence, valuation, and risk analyses, and presented terms and conditions of a proposed stock purchase agreement to be submitted together with a second round bid. The Board of Directors authorized management to submit their proposed stock purchase agreement and second-round bid.

          In late October, 1999, a representative of SG Barr Devlin informed Steve Oldham that Sierra's senior management was invited to come to Houston to participate in discussions and negotiations to clarify certain aspects of its proposed definitive stock purchase agreement, and to discuss other matters relative to a proposed transaction.

          On November 1, 1999, key members of Sierra Pacific's senior management and representatives of Salomon Smith Barney and Skadden met with senior members of Enron's management together with Enron's outside consultants and legal counsel to clarify aspects of a proposed stock purchase agreement and to negotiate terms and conditions for a final agreement. Negotiations continued until November 4, 1999, at which time senior management of both Enron and Sierra Pacific reached consensus on final terms and conditions and on price, subject to approval of the Boards of Directors of both companies.

          On November 5, 1999, senior management and its outside experts and advisors presented to the Board of Directors of Sierra Pacific the terms and conditions and price of a proposed final stock purchase agreement, after which time the Board of Directors authorized Mr. Niggli to execute a final stock purchase agreement on the terms and conditions presented.

          On November 5, 1999, Mr. Niggli was informed that the agreement had been approved at a special meeting of the Board of Directors of Enron, at which time Mr. Niggli and Mr. J. Mark Metts, Executive Vice President, Corporate Development, of Enron, executed the stock purchase agreement.

C.   SIERRA PACIFIC MANAGEMENT FOLLOWING THE TRANSACTION.

          The management of Sierra Pacific after the transaction will remain unchanged. The Sierra Pacific Board of Directors will continue to consist of the current 14 members. The corporate headquarters of Sierra Pacific and the principal offices of the natural gas and water business units will remain in Reno, Nevada. The headquarters of SPPC and Nevada Power will remain in Las Vegas, Nevada. The headquarters of PGE will remain in Portland, Oregon. Nevada Power, SPPC, and PGE will operate on an integrated basis as the public utility subsidiaries of Sierra Pacific.


ITEM 2.   FEES, COMMISSIONS AND EXPENSES.

          The fees, commissions and expenses to be paid or incurred, directly or indirectly, by Sierra Pacific in connection with the Transaction are estimated as follows:


HSR filing fee.....................................................           **
Legal fees and expenses ...........................................           **
Accountants' fees..................................................           **
Investment bankers' fees and expenses..............................           **
Consultants and other (public relations, regulatory support,
travel, integration, printing, exchange listing fees, etc.)........           **
                                                                     -----------

     TOTAL (estimated) ............................................  $21,400,000

                                                      **To be filed by amendment

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.

          The following sections of the Act and the Commission's rules relate to the Transaction:

Section of the Act       Activities to which the Section may be applicable
--------------------------------------------------------------------------

4,5 and rules            Registration of Sierra Pacific as a holding company
thereunder               following consummation of the Transaction.

6, 7 and rules           Issuance of securities by Sierra Pacific.
thereunder

9(a), 10 and             Acquisition by Sierra Pacific of common stock of PGE
rules thereunder         and PGH II.

8, 11(b)                 Retention by Sierra Pacific of the operations of the
21 and rules             gas system of SPPC and of various non-utility
thereunder               businesses.


A.   ACQUISITION OF PGE AND PGH II AND RETENTION OF CERTAIN BUSINESSES

          Section 9(a)(2) of the Act provides that unless the acquisition has been approved by the Commission under Section 10, it shall be unlawful for any person to acquire, directly or indirectly, the securities of a public utility company, if that person will, by virtue of the acquisition, become an affiliate of that public utility and any other public utility or holding company. The term "affiliate" for this purpose means any person that directly or indirectly owns, controls, or holds with power to vote, five percent or more of the outstanding voting securities of the specified company. Section 9(a)(2) is applicable to the Transaction because Sierra Pacific - which already is affiliated with two public utility companies, SPPC and Nevada Power - will acquire the securities of PGE, also a public utility company.

          As set forth more fully below, the Transaction fully complies with all the applicable provisions of Section 10 of the Act and should be approved by the Commission. Thus:

     the Transaction will not create detrimental interlocking relations or a detrimental concentration of control;

     the consideration and fees to be paid in the Transaction are fair and reasonable;

     the Transaction will not result in an unduly complicated structure for post-Transaction Sierra Pacific system;

     the Transaction is in the public interest and in the interests of investors and consumers;

     the post-Transaction Sierra Pacific system will be a single integrated electric utility system;

     the Transaction equitably distributes voting power among the investors in the combined company and does not unduly complicate the structure of the holding company;

     the Transaction tends toward the economical and efficient development of an integrated electric and gas utility system; and

     the Transaction will comply will all applicable state laws.


The Standards of Section 10

          The statutory standards to be considered by the Commission in evaluating the Transaction under Section 9(a)(2) are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

     1.   SECTION 10(B).

          Under Section 10(b) of the Act, the Commission must approve the Transaction unless the Commission finds that:

     (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

     (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with the acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

          a.   SECTION 10(B)(1):  "INTERLOCKING RELATIONS" OR
               "CONCENTRATION OF CONTROL."

          The Transaction will not result in detrimental interlocking relations or concentration of control. By its nature, any merger or acquisition results in new links between previously unrelated companies. The Commission has recognized that such interlocking relationships are permissible in the interest of efficiencies and economies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (Mar. 15,
1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) [hereinafter Northeast Utilities] ("interlocking relationships are necessary to integrate [merging entities]"). The links that will be established as a result of the Transaction are not the types of interlocking relationships targeted by
Section 10(b)(1), which was primarily aimed at preventing business combinations unrelated to operating synergies. There currently are no common directors of Sierra Pacific and PGE, but following consummation of the Transaction there may be common directors and officers of Sierra Pacific, SPPC, Nevada Power and PGE. Such interlocking relationships merely would serve to integrate the merging companies, and are characteristic of virtually every merger transaction subject to Section 9(a)(2). Thus, any interlocking relations which do occur will be of the kind generally approved of by the Commission and will not be detrimental to interests of consumers, investors or the public.

          The Transaction also will not result in a detrimental concentration of control. While the size of the post-Transaction Sierra Pacific system will be roughly double its current size, the merged company still will be much smaller than almost all of its neighboring utilities and holding company systems, including Southern California Edison, Pacific Gas & Electric, PacifiCorp and Bonneville Power Administration ("BPA"), which are among the largest utilities in the country.2 Following the Transaction, Sierra Pacific will have total

---------------

2 At December 31, 1998, Pacific Gas & Electric Company had $23 billion in utility assets and generated $8.9 billion in operating revenues for 1998. Southern California Edison had $20.7 billion in utility assets and generated $7.4 billion in operating revenues for 1998. PacifiCorp had $9.1 billion in utility assets as of December 31, 1998 and $4.8 billion in operating revenues for 1998.

utility assets of $6.3 billion, total utility revenues of $3.0 billion, and will serve approximately 1.6 million electric customers, 101,000 natural gas customers and 67,000 water customers. The post-Transaction Sierra Pacific system will be considerably smaller than these neighboring utilities and, as a consequence, Sierra Pacific will have no ability to dominate the region. Moreover, Sierra Pacific already has committed to divesting all of its existing generation assets. In any case, the Commission has approved a number of transactions which resulted in holding companies of a much larger size.3

          Section 10(b)(1) also requires the Commission to consider possible anti-competitive effects of a proposed merger. In this case, the Commission has concurrent jurisdiction with the Department of Justice (the "DOJ"), Federal Trade Commission (the "FTC"), and the FERC to consider the competitive effects of the Transaction. The Applicants expect to file in early March, 2000, Notification and Report Forms with the DOJ and the FTC, as required by the HSR Act, which contained a description of the Transaction's effects on competition. Consummation of the Transaction is conditioned on the expiration or termination of the applicable waiting period under the HSR Act. In addition, the Applicants have filed, or intend to file shortly, for the approval of the Oregon PUC and the FERC, the agencies having immediate jurisdiction over PGE's utility operations. These filings will contain detailed explanations of why the Transaction will not have any adverse competitive effect.

          Moreover, under a new Oregon law (S.B. 1149, signed into law on July 23, 1999), PGE's retail electric service territory will be opened to retail competition for commercial and industrial customers commencing October 1, 2001. The service areas of Nevada Power and SPPC, including all customer

---------------

3    See, e.g., TUC Holding Co., Holding Co. Act Release No. 26749 (Aug. 1,
     1997) [hereinafter TUC Holding] (combination of Texas Utilities Company and ENSERCH Corporation; combined assets at time of acquisition of $22.6 billion and combined operating revenues of $8.7 billion, serving approximately 3.7 million customers); Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) [hereinafter Entergy] (acquisition of Gulf States Utilities; combined assets at time of acquisition of $22.9 billion and combined revenues of $6.3 billion, serving approximately 2.4 million customers).

classes, will be opened to retail competition as early as March 1, 2000. See Nev. Revised Stat. Sections 704.961-990 (1997). FERC already has introduced competition into wholesale electric markets through its many orders authorizing market-based rates for wholesale power sales and a series of orders mandating non- discriminatory access to electric transmission facilities. As noted above, Sierra Pacific previously has committed to divesting its generating assets. Sierra Pacific further commits to joining one or more regional transmission organizations ("RTOs"), in the form of a non-profit Independent System Operator or a for-profit "Transco", which would operate the transmission system of the post-Transaction Sierra Pacific system and the transmission systems of other RTO members by the end of 2001. In light of these commitments, the Applicants do not expect the Transaction to have any adverse competitive effects.

          The additional benefits accompanying the Transaction are outlined above in Item 1(B)(1) and below in Item 3(A)(2)(b) and are benefits which the Commission has weighed against any concerns about concentration of control it has had in other transactions. See American Electric Power Co., Holding Co. Act Release No. 20633 (July 21, 1978). Indeed, the Commission has approved even those acquisitions "that decrease competition when it concludes that [such] acquisitions would result in benefits such as possible economies of scale, elimination of the duplication of facilities and activities, sharing of production capacity and reserves, and generally more efficient operations." Northeast, supra (emphasis added).

          For all of these reasons, the Applicants believe that the Transaction will not result in a concentration of control which will be detrimental to the public interest, but will offer the potential to facilitate an actual increase in competition in regional electricity markets.

          b.   SECTION 10(B)(2): REASONABLENESS OF CONSIDERATION AND
               FEES.

          Section 10(b)(2), as applied to the Transaction, provides that the Commission shall approve the Transaction unless it finds that the consideration, including all fees, paid by Sierra Pacific is not reasonable or does not bear a fair relation to the earning capacity of the utility assets underlying Enron's shares in PGE. In its determination as to whether or not consideration for an acquisition meets the fair and reasonable test of Section 10(b)(2), the Commission has considered whether the price was decided as the result of arm's-length negotiations, American Natural Gas, Holding Co. Act Release No. 15620 (Dec. 12, 1966), and whether each party's Board of Directors has approved the purchase price. Consolidated National Gas Co., Holding Co. Act Release No. 25040 (Feb. 14, 1990). The Commission also considers the opinions of investment bankers, id., and the earnings, dividends, and book and market value of the shares of the company to be acquired. Northeast Utilities, Holding Co. Act Release No. 15448 (Apr. 13, 1966).

          Pursuant to the Stock Purchase Agreement, Sierra Pacific will pay Enron $2.1 billion in cash for all the issued and outstanding common stock of PGE and PGH II. The consideration to be paid to Enron was the result of arm's-length negotiations between the management and financial and legal advisors of Sierra Pacific and Enron over a period of several months, as detailed in Item 1(B)(3) above. The Boards of Directors of Sierra Pacific and Enron approved the Transaction in separate meetings held on November 5, 1999.

          In addition, nationally-recognized investment banking firms retained separately by Sierra Pacific and Enron have reviewed extensive information concerning the Transaction and analyzed several valuation methodologies. In connection with the approval of the Stock Purchase Agreement, (i) Sierra Pacific's Board of Directors considered the opinion of its financial advisor, Salomon Smith Barney, to the effect that the aggregate consideration to be paid to Enron is fair, from a financial point of view, to the holders of Sierra Pacific Common Stock, and (ii) Enron's Board of Directors considered the opinion of its financial advisors Credit Suisse First Boston Corporation and SG Barr Devlin, to the effect that the aggregate consideration to be received by Enron in connection with the Transaction is fair to Enron from a financial point of view. The fairness opinion of Salomon Smith Barney is attached hereto as Exhibit I-1 and incorporated herein by reference.

          In rendering its fairness opinion, Salomon Smith Barney performed a number of analyses relevant to the fairness of the Transaction consideration, including: a comparison of select historical and projected operating performance data of the Applicants and comparable companies; discounted cash flow analyses; and analyses of the potential pro forma results of the Transaction. In preparing its opinion, the financial advisor reviewed, among other things, both public and non- public historical and projected financial information and forecasts related to the earnings, assets, business, dividends, cash flow, and prospects of Sierra Pacific, PGE, PGH II, and comparable companies.

          In rendering their fairness opinions, Credit Suisse First Boston Corporation and SG Barr Devlin each performed a number of analyses relevant to the fairness of the Transaction consideration to Enron, including one or more of the following: a comparison of the results of operations of PGE with those of certain companies deemed relevant; an analysis of the valuation of PGE and PGH II shares using various valuation methodologies; and, a comparison of proposed financial terms of the Transaction with those of certain utility industry business combinations deemed relevant. In preparing their opinions, the financial advisors conducted discussions with members of senior management of PGE and PGH II and reviewed, among other things, both public and non-public historical and pro forma financial information and forecasts related to the business, earnings, capital expenditures, cash flow, assets, and prospects of PGE.

          Moreover, the Applicants believe that the overall fees, commissions, and expenses to be incurred by Sierra Pacific in connection with the Transaction will be reasonable and fair in light of the size and complexity of the Transaction relative to other transactions and the anticipated benefits of the Transaction to the public, investors, and consumers. Sierra Pacific estimates its fees and expenses to be $21.4 million, representing approximately 1.0% of the value of the consideration to be paid. These fees will be consistent with percentages previously approved by the Commission. See, e.g., Entergy, supra (fees and expenses representing approximately 1.7% of the value of consideration paid to shareholders of Gulf States Utilities); Northeast Utilities, supra (fees and expenses representing approximately 2% of the value of the assets acquired).

          In light of the fairness opinion of Salomon Smith Barney and considering all relevant factors, the Applicants believe the aggregate consideration and fees to be paid are reasonable and bear a fair relation to the earnings capacity of the utility assets underlying the Applicants' shares. Accordingly, the consideration to be paid by Sierra Pacific meets the standards of Section 10(b)(2).

          c.   SECTION 10(B)(3):  CAPITAL STRUCTURE AND THE PUBLIC
               INTEREST.

          Section 10(b)(3) requires the Commission to determine whether the Transaction will unduly complicate Sierra Pacific's capital structure or would be detrimental to the public interest, the interests of investors or consumers, or the proper functioning of Sierra Pacific's system.

          Following the Transaction, Sierra Pacific will have a capital structure which is substantially similar to capital structures which the Commission has approved in other orders.4 After consummation of the Transaction, Sierra Pacific will own 100 percent of the shares of PGE and PGH II common stock, and will continue to own 100 percent of the shares of common stock of both SPPC and Nevada Power. As described more fully in Item 3.B. below, Sierra Pacific will enter into certain financing arrangements in the amount of approximately $2.1 billion in order to finance the Transaction. The issuance of such debt is appropriate under Section 7(c)(2)(A) of the Act for the "purpose of effecting a merger." The Transaction will not affect the outstanding securities of SPPC or Nevada Power, including first mortgage bonds, junior subordinated debentures, or classes of preferred stock. For these reasons, the Applicants believe that the Transaction will not unduly complicate Sierra Pacific's capital structure.

          As explained in more detail in Item 3.B. below, the ratio of consolidated common equity to total capitalization of the combined companies will be, on an unaudited pro forma basis, 23 percent. During the first year after the acquisition has been completed, Sierra Pacific will increase its consolidated common equity to approximately 29 percent as a result of: (a) proceeds from the sale of generating assets of SPPC and Nevada Power aggregating approximately $1 billion, $750 million of which will be applied to the reduction of holding company debt; (b) proceeds from the sale of additional common stock estimated to aggregate $220 million; and (c) increased retained earnings realized from the combined operations of Sierra and PGE. Based on present expectations, Sierra Pacific expects increases in retained earnings from operations to raise consolidated common equity to 30 percent within the 24 months following the Transaction. Further, approximately $300 million of mandatory convertible securities to be issued within nine months of the closing of the acquisition of PGE will automatically convert to common equity no later than three years from the date of the issue. As a result of this conversion, the consolidated common equity will increase to approximately 33 percent no later than December 31, 2004. The Commission has approved common equity to total capitalization ratios as low as 27.6 percent. Northeast Utilities, supra.

---------------

4 See, e.g., TUC Holding Co., supra; CINergy, Corp., Holding Co. Act Release No. 26909 (Aug. 21, 1998) (authorizing the issuance of up to $400 million of unsecured debt securities); Entergy, supra. In each of these orders, the Commission approved mergers which resulted in a holding company acquiring 100 percent of a utility operating company's common stock.

          In addition, as discussed earlier in Item 1(B)(1), the Applicants believe that the Transaction, by achieving efficiencies and economies, will benefit the interests of the public, consumers and investors and will not impair the proper functioning of the holding company system.

     2.   SECTION 10(C).

          Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

     (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

     (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

          a.   SECTION 10(C)(1): LAWFULNESS UNDER SECTION 8 AND
               DETRIMENT TO CARRYING OUT SECTION 11

               i.   THE TRANSACTION IS LAWFUL UNDER SECTION 8

          Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility serving substantially the same territory without the express approval of the state commission where state law prohibits or requires approval of the acquisition. As noted, the Transaction is not subject to Nevada PUC approval, nor is the operation of a combined electric and gas system prohibited by Nevada law. Accordingly, the Transaction does not raise any issue under Section 8.

               ii.  THE TRANSACTION WILL NOT BE DETRIMENTAL TO
                    CARRYING OUT THE PROVISIONS OF SECTION 11

          Section 10(c)(1) also requires that the Transaction not be "detrimental to the carrying out of the provisions of Section 11." First,
Section 11(b)(1) generally requires a registered holding company to limit its operations to a "single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system." Second,

Section 11(b)(2) directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." By its terms, however, Section 10(c)(1) does not require that the Transaction "comply to the letter with Section 11." Madison Gas & Electric Co. v. SEC, 168 F.3d 1337, 1343 (Mar. 16, 1999) [hereinafter Madison Gas] ("In contrast to its strict incorporation of section 8 (proscribing approval of an acquisition "that is unlawful" thereunder), with respect to section 11 section 10(c)(1) prohibits approval of an acquisition only if it "is detrimental to the carrying out of [its] provisions."). As described below, the Applicants believe the Transaction is not detrimental to carrying out the provisions of Section 11.

                    (a)  SECTION 11(B)(1) - SINGLE INTEGRATED PUBLIC
                         UTILITY SYSTEM

          Section 11(b)(1) directs the Commission generally to limit a registered holding company "to a single integrated public-utility system."
Section 2(a)(29) of the Act provides separate definitions for "integrated public-utility system" for gas and electric companies. For electric utility companies, the term means:

     a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation[.]

For gas utility companies, the term means:

     a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; Provided, that gas utility companies deriving gas from a common source of supply may be deemed to be included in a single area or region.

          Further, Section 11(b)(1) permits the acquisition and retention of more than one integrated public utility system if the requirements of Section 11(b)(1)(A), (B) and (C) are satisfied.

Background

          In the early years of its administration of the Act, the Commission construed Section 11(b)(1) to preclude significant geographic expansion by holding company systems. However, as the Commission has acknowledged, the Act "creates a system of pervasive and continuing economic regulation that must in some measure at least be fashioned from time to time to keep pace with changing economic and regulatory climates."5 In recent decisions, the Commission has cited U.S. Supreme Court and federal Courts of Appeals cases that recognize that an agency is not required to "establish rules of conduct to last forever,"6 but must adapt [its] rules and policies to the demands of changing circumstances"7 and to "treat experience not as a jailer but as a teacher."8

          As the definition of an integrated public utility system suggests,
Section 11 is not intended to impose "rigid concepts" but rather creates a "flexible" standard designed "to accommodate changes in the electric utility

---------------

5    Union Electric Co., Holding Co. Act Release No. 18368, n. 52 (Apr. 10,
     1974), quoted in Consolidated Natural Gas Co., Holding Co. Act Release No. 26512 (April 30, 1996) (authorizing international joint venture to engage in energy marketing activities).

6 Rust v. Sullivan, 500 U.S. 173 (1991) [hereinafter Rust]; American Truck ing Assns., Inc. v. Atchison, T.&S.F.R. Co., 387 U.S. 397 (1967); Shawmut Assn. V. SEC, 146 F.2d 791 (1st Cir. 1945) [hereinafter Shawmut].

7 NIPSCO Industries, Inc., Holding Co. Act Release No. 26975 (Feb. 10, 1999) [hereinafter NIPSCO], citing Rust, supra at 186-87.

8    NIPSCO, supra, citing Shawmut, supra at 796-97.

industry." UNITIL Corp., Holding Co. Act Release No. 25524 (Apr. 24, 1992) [hereinafter UNITIL]. Accordingly, the Commission has recognized that the concept of what constitutes an integrated public utility system has evolved in light of the dramatic changes in the law, technology, and structure of the industry since the passage of the Act over sixty years ago. This evolution is appropriate considering the text of Section 2(a)(29)(A), which expressly directs the Commission to consider the "state of the art" in analyzing size and to apply "normal conditions" as the standard for determining whether a system may be economically operated as a single coordinated system. The Commission is not constrained to its past decisions interpreting the integration standards based on a different "state of the art." See, e.g., American Elec. Power, Holding Co. Act Release No. 20633 (July 21, 1978) [hereinafter AEP] (noting that the state of the art - technological advances in generation and transmission, unavailable thirty years prior - served to distinguish a prior case and justified "large systems spanning several states").

          The ongoing corporate restructuring of the U.S. utility industry reflects the effects of emerging FERC policy on transmission, including Order Nos. 8889 and 88910 requiring open-access transmission on comparable terms and the functional unbundling of the transmission and wholesale merchant functions, the formation of Independent System Operators, and the recent rulemaking regarding RTOs.11 It is also the product of many recent state laws mandating competitive resource procurement and retail electric competition, and the functional separation (and, in some states, divestiture) of generation from transmission and distribution operations. Overlaying these changes are rapid developments in technology and the emergence and growth of the power marketing

---------------

9 Promoting Wholesale Competition through Open Access Non-Discrimina tory Transmission Services by Public Utilities, Order No. 888, FERC Stats. & Regs., Regulations Preambles,P. 31,036 (1996), order on reh'g, FERC Stats. & Regs., Regulations Preambles,P. 31,048 (1997), order on reh'g, 81 FERCP. 61,248 (1997), order on reh'g, 82 FERCP. 61,046 (1998).

10 Open Access Same-Time Information System (formerly Real-Time Informa tion Network) and Standards of Conduct, Order No. 889, FERC Stats. & Regs., Regulations Preambles,P. 31,035 (1996), order on reh'g, III FERC Stats. & Regs., Regulations PreamblesP. 61,253 (1997).

11 Regional Transmission Organizations, Order No. 2000, 89 FERCP. 61,285 (Dec. 20, 1999), reprinted at 65 Fed. Reg. 810 (Jan. 6, 2000).

and energy trading businesses, both of which facilitate efficient and competitive low-cost electric markets. Perhaps the most notable among all of these changes, however, is the recent evolution of RTOs. RTOs facilitate trading regions with vastly reduced economic constraints on transmission access and with the ability to manage and plan for new transmission on a regional basis to help alleviate transmission constraints, thereby providing entities with both the requisite physical and economic means to integrate their systems.

          The cumulative effect of these regulatory, technological, and economic changes has dramatically altered the "state of the art" that Congress directed the Commission to consider more than sixty years ago. It is against this backdrop of rapid change that Sierra Pacific has developed a plan to integrate the Sierra Pacific and PGE systems. Applicants therefore request the Commission, as the SEC Staff suggests, to "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirement."12 The ultimate determination has always been whether, on the facts of a given matter, the proposed transaction "will lead to a recurrence of the evils the Act was intended to address."13

Integration Standards

          Under the definition of integrated public utility system, the Commission traditionally has established four standards that must be met before the Commission will find that an integrated public utility system will result from a proposed merger of two separate systems:

     (i) the utility assets of the systems must be physically interconnected or capable of physical interconnection;

     (ii) the utility assets, under normal conditions, must be economically operated as a single interconnected and coordinated system;

     (iii) the system must be confined in its operations to a single area or region; and

---------------

12 Division of Investment Management, The Regulation of Public-Utility Holding Companies, June 1995 at 67 [hereinafter "1995 Report"].

13 Southern Co., Holding Co. Act Release No. 25639 (Sep. 23, 1992), quoting Union Electric, supra.

     (iv) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.

See, e.g., Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1263 (9th Cir.
1990) (citing In re Electric Energy Inc., Holding Co. Act Release No. 13871 (Nov. 28, 1958)). As noted above, however, Section 10(c)(1) does not require the SEC to find that the Transaction "compl[ies] to the letter with section 11", rather simply that the Transaction is not "detrimental" to the Commission's carrying out the provisions found in that Section. Madison Gas, supra at 1343. In any event, Applicants believe the Transaction meets each of these standards, as discussed below.

     (i)  Physical Interconnection

          The first requirement for an integrated public utility system is that the electric generation and/or transmission and/or distribution facilities comprising the system be "physically interconnected or capable of physical interconnection." Sierra Pacific will satisfy this requirement by connecting its system through the use of transmission paths over third party systems and through participation in RTOs.

          The Commission in previous cases has found that parties relying on third-party lines to interconnect their systems are "physically interconnected or capable of physical interconnection." See, e.g., Northeast Utilities, supra; Centerior Energy Corp., Holding Co. Act Release No. 24073 (Apr. 29, 1986) [hereinafter Centerior]; UNITIL, supra; Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998); C&T Enterprises, Inc., Holding Co. Act Release No. 26973 (Feb. 5, 1999). Specifically, the Commission in these cases has held that a system's use of another party's transmission lines to interconnect its system is sufficient to satisfy the requirements of Section 2(a)(29)(A). For example, in Centerior, supra, the Commission accepted a plan to interconnect two systems through the use of third-party transmission lines where such use was available only to the extent it would not interfere with the third-party's own use of the line. In that case, the Commission accepted Centerior's reliance on the third-party's lines, based on the applicants' demonstration that their use of the lines would not interfere with the third-party's own use and that the lines would be available to the applicants at any time needed. See also Northeast Utilities, supra (accepting applicants' interconnection through reliance on a right to use a third-party's lines). In other cases, the Commission has accepted participation in "tight" power pools as providing for physical interconnection, given that such pools provide access to interconnecting pool participants' transmission facilities. See, e.g., UNITIL, supra; Conectiv, supra.

          As in these cases, Sierra Pacific will interconnect its post-Transaction system through a combination of transmission paths over third-party lines. As described below, (i) the Applicants will purchase a 50 MW long-term firm contract transmission path connecting PGE and Nevada Power, and (ii) nearly all of the hours of the year the Applicants and load serving entities will be able to reserve on an open access basis extensive firm and non-firm transmission capacity on third party transmission paths that interconnect PGE and SPPC, and SPPC and Nevada Power.14

          Regarding (ii), because the transmission paths connecting PGE with SPPC and connecting SPPC and Nevada Power have such high availability, Sierra Pacific and load serving entities will be able to reserve firm or non-firm transmission capacity on these paths on a short-term, as-needed basis and thereby avoid paying the high cost of reserving the transmission capacity on a long-term basis. These cost savings are substantial because reserving transmission capacity on a long-term (i.e., 24 hours/day, 365 days/year), firm basis, is significantly more expensive than purchasing transmission capacity for only those hours in which the transmission is needed. Therefore, electric consumers served by the Sierra Pacific system will receive almost all of the benefits of a long-term, firm transmission path at a significantly lower cost, which, in turn, makes integration of the Applicants' system more economic.

          The small amount of the time that the non-firm paths are not available will have no effect on the ability of the Applicants and load serving entities to meet load obligations. To explain, SPPC, Nevada Power and PGE each have access to sufficient generation capacity to serve their entire load obligations requirements. The transmission paths that Applicants propose to utilize to integrate the systems simply enable load serving entities in the Applicants' control areas to substitute more economic power from generation resources located in the

---------------

14 Due to commencement of competition in Nevada, a variety of entities will compete and assume responsibility for providing electric service to SPPC's and Nevada Power's current native load customers. SPPC and Nevada Power will continue to serve those customers that do not select a new energy service provider. Thus, both Sierra Pacific and these new load serving entities will have the ability to purchase transmission service on third party systems to serve their loads.

control area of one of the affiliated companies at times when the substitute generation resources are less expensive to run. Thus, the occasional unavailability of the transmission path is not a reliability issue but only an economic issue.

          The following simplified schematic shows the interconnections among various entities in the region:



                           SCHEMATIC OF TRANSMISSTION
                            PATHS BETWEEN PGE, SPPC
                                AND NEVADA POWER

                                [GRAPHIC OMITTED]



     1.   PACIFIC DC INTERTIE - INTERCONNECTING PGE AND NEVADA POWER

          One major transmission line connecting the Pacific Northwest to California is the 500 kV Pacific Direct Current ("DC") Intertie running from The Dalles, Oregon through Nevada to near Los Angeles, California. PGE owns 100 MW of firm rights on this line from The Dalles to the Nevada-Oregon Border ("NOB"). The Los Angeles Department of Water and Power ("LADWP") owns at least 100 MW of firm rights on the line from NOB to the Los Angeles area. LADWP also is interconnected with both SPPC and Nevada Power. Sierra Pacific intends to use 50 MW of PGE's firm rights on the DC Intertie from PGE to NOB. Sierra Pacific will purchase from LADWP 50 MW of firm rights that will allow it to transmit firm power from NOB through LADWP's system to Nevada Power. This firm path connecting PGE and Nevada Power is shown on the following schematic.



                           SCHEMATIC OF TRANSMISSTION
                                   PATH USING
                               PACIFIC DC INTERTIE

                                [GRAPHIC OMITTED]



     2.   ALTURAS LINE - INTERCONNECTING PGE AND SPPC

          The PGE system will be integrated with the SPPC system using short-term transmission service from PGE's interconnection at the Malin substation to SPPC's interconnection with Bonneville Power Administration ("BPA") at Hilltop, California. The BPA line at Hilltop runs to the Malin substation.

                           SCHEMATIC OF TRANSMISSTION
                                   PATHS USING
                                  ALTURAS LINE

                                [GRAPHIC OMITTED]



          Two features of this path deserve further discussion. First, there currently is a proceeding at the FERC in which certain California entities are asserting that Sierra Pacific may not use its Alturas Line (which interconnects with BPA at Hilltop) on a firm basis. Sierra Pacific is contesting this assertion and believes that it will prevail.15 Second, in order to improve the economics of this transmission path, transmission service will be contracted for with PacifiCorp (to transmit power over the Malin substation) and BPA (to transmit power from Malin to Hilltop) on a short-term firm or non-firm basis. There is a substantial savings that results from this strategy, with very little impact on transmission capability. Based on publicly available data, Sierra Pacific has determined that approximately 95% of the hours of the year there has been 360 MW of non-firm capacity available on the path connecting PGE to SPPC, and up to 50 MW has been available 98% of the hours. There is no reason to believe that this percentage of availability will be reduced significantly at any time in the near future. The availability of this transmission path is even higher when transmitting power in the other direction (i.e., from SPPC to PGE). As discussed above, electric consumers served by the Sierra Pacific system will

---------------

15 Note that there is no dispute that power can go from Hilltop to SPPC on a non-firm basis or that power can go from SPPC to Hilltop on a firm basis. Therefore, even if Sierra Pacific were unsuccessful before the FERC, sufficient transmission capacity still would be available on a non-firm basis 95-98% of the time.

receive almost all of the benefits of a long-term, firm transmission path at a significantly lower cost, which makes integration of the Applicants' system more economic.

     3.   THROUGH PACIFICORP EAST - INTERCONNECTING SPPC AND NEVADA POWER

          SPPC and Nevada Power are interconnected through the PacifiCorp East system. The Applicants will use short-term firm or non-firm transmission on PacifiCorp East to transmit power between SPPC and Nevada Power, both of which interconnect with PacifiCorp East. Sierra Pacific has determined that there has been 100 MW of non-firm transmission capacity available on this path approximately 96% of the hours of the year to transmit power from SPPC to Nevada Power and 97% of the hours to transmit power in the other direction (from Nevada Power to SPPC).16 This path is shown on the following schematic.



                           SCHEMATIC OF TRANSMISSTION
                                   PATHS USING
                                 PACIFICORP EAST

                                [GRAPHIC OMITTED]



          To summarize, the PGE, SPPC and Nevada Power systems will be interconnected through a long-term, firm 50 MW contract path from PGE to Nevada Power over the Pacific DC Intertie and the purchase of short-term firm or non-firm transmission service over a number of high-availability transmission paths. The availability of those transmission paths is as follows: (i) the transmission path between PGE to SPPC over the Alturas Line has been available

---------------

16 Moreover, in cases where the path is constrained in one direction, typically it is fully available in the other direction.

approximately 95-98% of the time from PGE to SPPC and an even larger percentage of the time from SPPC to PGE and (ii) the transmission path between SPPC to Nevada Power over PacifiCorp East has been available approximately 96% of the time from SPPC to Nevada Power and 97% of the time from Nevada Power to SPPC.

          Sierra Pacific's reliance on this combination of firm and non-firm transmission paths is consistent with the Commission's precedent. As discussed above, the Commission in several prior cases has found that holding companies are able to integrate their systems through the use of interconnecting, third-party lines. See Northeast Utilities, supra; Centerior Energy Corp., supra; UNITIL, supra; Conectiv, Inc., supra; C&T Enterprises, Inc., supra. In several of these cases, holding companies had secured firm contracts to use third-party lines, and in other cases holding companies relied on participation in tight power pools to satisfy the physical interconnection requirement. In such situations, however, the Commission has focused on the actual ability of the holding company systems to access third-party transmission lines. That is, so long as there is an ability to use third-party lines, those paths are sufficient to satisfy the physical interconnection requirement. See, e.g., Centerior, supra (right to use available third-party lines satisfies interconnection requirement).

          Sierra Pacific and other load serving entities will have such rights of use for both the firm and non-firm transmission paths described above to integrate the electric systems of PGE, SPPC and Nevada Power. In particular, interconnecting transmission paths between the Sierra Pacific operating companies will be accessible pursuant to the relevant transmission owner's open access tariff. Under these open access tariffs, transmission owners are required to provide open access to their transmission lines to all parties requesting service. Thus, so long as capacity is available, transmission owners may not deny Sierra Pacific or other load serving entities the right to use the paths. This right of use is analogous to the rights of use provided by power pools previously accepted by the Commission. See, e.g., UNITIL, supra.

          To explain, the open access requirements of Order No. 888 require transmission owners to grant to Sierra Pacific a right of access to interconnecting transmission systems. Prior to Order No. 888, electric utilities typically needed to construct direct interconnections or enter into bilateral contracts in order to facilitate capacity and energy transfers. Now, as a matter of right under Order No. 888, two utilities can arrange contractually for transmission to achieve interconnection solely by relying on an open access tariff. Pursuant to an open access tariff service agreement, market participants have a federally-mandated right to acquire either a firm or a non-firm path to transfer power between utility systems.

          Sierra Pacific believes that its plan to integrate its post-Transaction system through a combination of long-term firm and short-term firm or non-firm transmission paths represents a rational and appropriate response to the fundamental changes that open access has caused in the transmission industry. As mentioned, prior to the initiation of open access, integration of non-contiguous systems was commonly achieved through entering into bilateral transmission contracts, power pool agreements or some other form of bilateral agreement that resulted in interconnections. In the world of open access, however, such agreements no longer are necessary - FERC's Order No. 888 requires transmission owners to provide available transmission capacity to any party requesting service. Sierra Pacific's reliance on transmission provided under open access tariffs is, in essence, identical to power pool participants' reliance on transmission access provided under power pool agreements, in that both rely on a market participant's right to use transmission facilities owned by third parties to accomplish integration.

          The fact that Sierra Pacific will rely, in part, on a non-firm contract path does not affect Sierra Pacific's ability to physically interconnect its system. As described above, up to 50 MW of non-firm transmission capacity on the Alturas path will be available to Sierra Pacific 98% of hours, and up to 360 MW of capacity will be available 95% of hours. Similarly, on the PacifiCorp East path at least 100 MW of capacity is available for use 96-97% of the time. Given the high availability of these lines, electric consumers served by the Sierra Pacific system will receive almost all of the benefits of a long-term, firm transmission path at a fraction of the cost. The limited hours in which the transmission lines are not available will have no impact on reliability, given that the PGE, SPPC, and Nevada Power systems already have access to sufficient capacity to serve their individual loads. Rather, the only effect of Applicants' reliance on a combination of firm and non-firm paths is that integration of the post-Transaction Sierra Pacific system becomes significantly more economic and flexible.

          Moreover, Sierra Pacific intends to further enhance the interconnection of the post-Transaction Sierra Pacific system through participation in RTOs. Sierra Pacific has participated actively in recent discussions with other regional utilities regarding the creation of one or more regional transmission entities to satisfy the FERC's RTO rule. At this preliminary stage, Sierra Pacific expects that SPPC and Nevada Power will join one RTO with utilities in the central southwest and PGE will join a second RTO in the Pacific Northwest. It is expected that these RTOs will be contiguous with one another, thereby permitting interconnection through inter-RTO coordination. Sierra Pacific has not finalized the details regarding its participation in RTOs, given that the FERC only recently has issued its final rule. However, the final rule requires that Sierra Pacific file its RTO proposal with the FERC by October 15, 2000 and that the RTOs be operational by December 15, 2001.

          In sum, the post-Transaction Sierra Pacific system will be "physically interconnected" through interconnections with third-party transmission owners. Such third-party interconnections will be provided through the transmission paths described above. The Commission previously has accepted applicants' reliance on contract paths and participation in power pools to satisfy the interconnection requirements. Following this precedent, Applicants believe the Transaction will satisfy the interconnection requirements of Section 2(a)(29)(A).

     (ii) Coordination

          Sierra Pacific will coordinate the economic dispatch of the post-Transaction system by coordinating load planning and power purchasing for the Nevada Power, SPPC and PGE systems. Due to the divestiture of Sierra Pacific's generation assets joint dispatch of the post-Transaction system would be impossible since the SPPC and Nevada Power systems no longer will have generation assets to dispatch.

          Historically, the Commission has interpreted the requirement that an integrated electric system be economically operated under normal conditions as a single interconnected and coordinated system "to refer to the physical operation of utility assets as a system in which, among other things, the generation and/or flow of current within the system may be centrally controlled and allocated as need or economy directs." Conectiv, supra, citing North American Co., Holding Co. Act Release No. 3466 (Apr. 14, 1942), aff'd, 133 F.2d 148 (2d Cir. 1943), aff'd, 327 U.S. 686 (1946). The Commission has noted that, through this standard, Congress "intended that the utility properties be so connected and operated that there is coordination among all parts, and that those parts bear an integral operating relationship to one another." Id. (internal citations omitted).

          The text of Section 2(a)(29)(A) in relevant part requires only that systems be "economically operated" and "coordinated." As more states move down the path toward retail competition, with some states requiring significant divestiture of generating assets (as Nevada has done), and as the growth in liquidity in wholesale markets continues, coordination in the market (and not joint dispatch) will be the key means of achieving the efficiency objectives previously obtained through joint dispatch. In a competitive market, coordination of regional generation facilities and efficiency in generation dispatch will be achieved through a combination of competitive bidding for generation sales (which will ensure that the most-economic units will be dispatched first) and RTOs (which will coordinate generation maintenance schedules and generation dispatch for system reliability purposes).

          Applicants believe that in today's environment, the coordination requirement should be deemed satisfied if utilities are able to achieve efficiencies through such measures as: coordinated generation operations, even where such operations do not rise to the level of joint dispatch; coordinated transmission through membership in RTOs; coordinated marketing efforts, both as a buyer and seller of electricity; the integration of administration and general services and programs; and gas/electric convergence measures, which will lead to lower costs for gas as a fuel for the generation of electricity. In light of the developments that have occurred in the electric utility industry and the regulatory framework that applies to it, as discussed above, Applicants believe the coordination of utilities in the current marketplace can better be achieved through these market and contractual arrangements rather than through historical joint dispatch.

          This is not a matter of first impression. Nearly a decade ago, the Commission found that the coordination requirement could be satisfied despite the fact that a system's generating units are not jointly dispatched and, indeed, even if power never flows between two parts of the system. See Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28, 1988), aff'd by Environmental Action, Inc., supra (approving Sierra Pacific's participation in a consortium of utilities acquiring interests in a company that would own and operate the Thousand Springs generating unit); Electric Energy, Inc., supra (approving the acquisition by a consortium of utilities of interests in a company that would own and operate a generating unit). In both these cases, the Commission authorized holding companies to join a consortium of utilities to acquire interests in companies formed solely for the purpose of operating a generating plant. In neither of these cases, however, did the participating holding companies commit to jointly dispatching the plants nor otherwise coordinate the output of the plants with the rest of their systems. Rather, the utilities participating in the consortium were to take output from the particular facilities only where it was available and/or economical. Thus, it was the rule of the market, not the ability to dispatch the plants, on which the holding companies relied and, despite the lack of dispatching ability, the Commission nonetheless found in both cases that the plants at issue could be operated as part of a coordinated system within the meaning of Section 2(a)(29)(A).

          Moreover, in applying the integration standard, the Commission consistently has looked beyond the coordination of generation and transmission within a system and also has considered the coordination of other activities, including the coordination of services and interrelated operations. See, e.g., General Public Utilities Corp., Holding Co. Act Release No. 13116 (Mar. 2, 1956) (integration is accomplished through central load dispatching as well as through coordination of maintenance and construction requirements); Middle South Utilities, Inc., Holding Co. Act Release No. 11782 (Mar. 20, 1953), petition to reopen denied, Holding Co. Act Release No. 12978 (Sep. 13, 1955), rev'd sub nom. Louisiana Public Service Commission v. SEC, 235 F.2d 167 (5th Cir. 1956), rev'd, 353 U.S. 368 (1957) (integration accomplished through operating committee coordinating not only central dispatching but also of construction programs, maintenance of records and necessary reports, and other interrelated operations involving the coordination of generation and transmission); North American Co., Holding Co. Act Release No. 10320 (Dec. 28, 1950) (economic integration demonstrated by exchange of power, coordination of future demand, sharing of extensive experience regarding engineering and other operating problems, and furnishing of financial support to company being acquired.); see also NIPSCO, supra (functional merger of Bay States and NIPSCO gas supply department through NIPSCO Services, "a service company subsidiary of NIPSCO that provides financial, accounting, tax, purchasing, natural gas portfolio management, and other administrative services to associate companies.").

          Applicants will satisfy the coordination requirement in several ways. First, Sierra Pacific can coordinate the dispatch of PGE's generation assets with SPPC's and Nevada Power's purchases of power from wholesale markets.17 Specifically, Sierra Pacific will coordinate the purchase from third parties of electricity needed to meet the individual requirements of each of its members systems, achieving economies of scale by aggregating energy purchases. PGE, SPPC, and Nevada Power already have the ability to reach common suppliers, purchasers, and trading hubs in various combinations. These coordinating activities will be facilitated by the Contract Paths described above.

---------------

17 Once divestiture is complete, SPPC and Nevada Power will rely completely on the wholesale power market to meet their loads.

          Second, SPPC, Nevada Power, and PGE will coordinate transmission functions, including transmission access, system operation, planning, and system expansion functions. Transmission and substation maintenance functions also will be integrated and SPPC, Nevada Power, and PGE will share resources during emergencies. Until such time as SPPC, Nevada Power, and PGE join RTOs, the transmission systems of the combined company will be operated pursuant to a joint open access transmission tariff filed with FERC, which will establish a single "license plate" rate for transmission services that utilize the facilities of SPPC, Nevada Power, and/or PGE. Upon joining RTOs, Sierra Pacific will work to ensure there will be reciprocity under the relevant RTO tariffs to prevent "pancaked" rates for use of the combined company's system.

          Third, Nevada Power, SPPC, and PGE will integrate many services, including accounting and finance, human resources, information services, external relations, legal and executive administration, customer service, marketing and sales, and purchasing and materials management. As described in the concurrent Application/Declaration, File No. 70-_____, seeking authorization to form Sierra Pacific Services, a services subsidiary of Sierra Pacific, which will perform a variety of administrative and general services for the Sierra Pacific system. In addition, the accounting functions of the combined system will be prepared and consolidated through the use of a single system. Sierra Pacific will have a single accounting organization which will be managed by a single team in one or more locations. Additional integration of the combined system will be achieved through the coordination of information system networks, customer service, procurement, organizational structures for power purchases, energy delivery, and customer relation, as well as additional support services.

          In short, the combined company will be centrally and efficiently planned and operated. As with other merger applications approved by the Commission, the combined system will be capable of being economically operated as a single interconnected and coordinated system.

         (iii)    Single Area or Region

          As required by Section 2(a)(29)(A), the operations of the post-Transaction Sierra Pacific system will be confined to a "single area or region in one or more States." While the terms "area" and "region" are not defined in the Act, the "single area or region" requirement does not mandate that a system's operations be confined to a small geographic area or a single state. Indeed, no absolute size limitation is specified. The Act itself provides, and the Commission recognizes, that the question of size must be informed by practical considerations, including the system's effect, if any, on the "advantages of localized management, efficient operation, and the effectiveness of regulations"18 in light of, as Section 2(a)(29)(A) makes clear, "the state of the art and the area or region effected."

          Moreover, the Staff has recommended that the Commission "interpret the 'single area or region' requirement flexibly, recognizing technological advances, consistent with the purposes and provisions of the Act" and that the Commission place "more emphasis on whether an acquisition will be economical" 1995 Report at 66, 69. The Staff has recognized that "recent institutional, legal and technological changes ... have reduced the relative importance of ... geographical limitations by permitting greater control, coordination and efficiencies" and "have expanded the means for achieving the interconnection and economic operation and coordination of utilities with non- contiguous service territories." Id. at 69. It also has recognized that the concept of "geographic integration" has been affected by "technological advances in the ability to transmit electric energy economically over longer distances, and other developments in the industry, such as brokers and marketers." Id. The Commission has confirmed its support for the Staff's Report, citing, in particular, the Staff's recommendation that the Commission "continue to interpret the 'single area or region' requirement of [the Act] to take into account technological advances." NIPSCO, supra; Sempra, Holding Co. Act Release No. 27095 (Oct. 25,
1999) [hereinafter Sempra].

          The Applicants believe that the post-Transaction Sierra Pacific system will satisfy the "single area or region" requirement. While the electric service territories of the Nevada Power, SPPC and PGE systems do not overlap, they nonetheless are in the same "area or region." The systems of Nevada Power and SPPC are located predominantly in Nevada.19 The PGE system is located entirely within the adjoining state of Oregon. The distance between the PGE and SPPC systems is approximately 325 miles. Maps showing the service territories and

---------------

18 NIPSCO, supra (analyzing the single area or region requirement for gas utility properties, the Commission noted that the acquisition would not have "an adverse effect upon localized management, efficient operation or effective operation").

19 The service territories of Nevada Power and SPPC are separated geographi cally by 38 miles. Located between their service territories is federal land, including a Nevada test site and the Nellis Air Force Base bombing range, that impedes direct physical interconnection.

transmission systems of SPPC, Nevada Power, and PGE and the surrounding region are attached hereto at Exhibits E-1 through E-3 and E-5 through E-7, respectively. The Commission previously has found that combining systems need not be contiguous in order to meet the "single area or region" test. See, e.g., Conectiv, supra; cf. New Century, supra (integration test met where entities planned to build a 300 mile transmission line to interconnect systems operating in noncontiguous territories).

          The Transaction represents a logical extension of the Sierra Pacific's system's existing service territory in light of contemporary circumstances. As the Commission has recognized, the concept of area or region is not a static one and must be refashioned to take into account the present realities of the electric industry, consistent with the provisions of the Act. These present realities have effectively shrunk the world in which the industry operates. Thus, more than 50 years after the Commission's finding that the seven-state American Electric Power Company system operates within a single area or region, American Gas & Electric Co., Holding Co. Act Release No. 6333 (Dec. 26, 1945), the concept of a region under Section 2(a)(29)(A) surely includes the two-state area that comprises the post-Transaction Sierra Pacific system.

     (iv) Localized Management, Efficient Operation, and Effective Regulation

          The final clause of Section 2(a)(29)(A) requires the Commission to consider the size of the post-Transaction Sierra Pacific system (considering the state of the art and the area or region affected) and its effect upon localized management, efficient operation, and the effectiveness of regulation. The size of the post-Transaction Sierra Pacific system will not impair the advantages of localized management, the efficient operation of the system, or the effectiveness of regulation. Instead, the Transaction actually will increase the efficiency of operations.

          Localized Management - The Commission has found that an acquisition does not impair the advantages of localized management where the new holding company's "management [would be] drawn from the present management," Centerior, supra, or where the acquired company's management would remain substantially intact. AEP, supra. The Commission has noted that the distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present- day ease of communication and transportation." AEP, supra. The Commission also evaluates localized management in terms of whether a merged system will be "responsive to local needs." Id.

          The management of the post-Transaction Sierra Pacific system will be drawn primarily from the existing management of Sierra Pacific and PGE and their subsidiaries. Sierra Pacific will continue to maintain its system headquarters in Reno, Nevada and will integrate the organizational structures of the combined company. Changes to the management of the combined company and its subsidiaries may be made in order to achieve the economies associated with the Transaction, as discussed in Item 3.A.2.b. herein. The electric utility subsidiaries will continue to operate through the regional offices with local service personnel and line crews available to respond to customers needs. Sierra Pacific expects the post-Transaction system will preserve the well-established delegations of authority - currently in place at Sierra Pacific and PGE - which permit the local, district, and regional management teams to budget for, operate, and maintain the electric distribution system, to procure materials and supplies, and to schedule work forces in order to continue to provide the high quality of service which customers of Sierra Pacific and PGE have enjoyed in the past. Accordingly, the advantages of localized management will not be impaired.

          Efficient Operation - As discussed above in the analysis of Section 10(b)(1), the size of the post-Transaction Sierra Pacific will not impede efficient operation; rather, the Transaction will result in significant economies and efficiencies as described in Item 3(A)(2)(b) below. Operations are more efficiently performed on a centralized basis because of economies of scale, standardized operating and maintenance practices, and closer coordination of system-wide matters.

          Effective Regulation - The Transaction will not impair the effectiveness of regulation at either the state or the federal level. On a state level, the Commission has found that the effectiveness of regulation is not impaired where the same state regulators have jurisdiction both before and after a merger. See, e.g., Conectiv, supra; General Public Utilities Corp., Holding Co. Act Release No. 13116 (Mar. 2, 1956) [hereinafter GPU]. The electric utility subsidiaries of Sierra Pacific will continue to be regulated by the Nevada PUC with respect to retail rates, service, and related matters. PGE will continue to be regulated by the Oregon PUC with respect to retail rates, service, and related matters.

          On the federal level, the post-Transaction Sierra Pacific system will continue to be regulated by the Commission. The electric utility subsidiaries of the combined system will continued to be regulated by the FERC with respect to interstate electric sales for resale and transmission services and by the NRC with respect to the operation of nuclear facilities. The jurisdiction of other federal regulators is similarly unaffected.


Retention and Acquisition of Non-Utility Businesses

          In complying with Section 10(c)(1)'s requirement that the Transaction not be "detrimental to the carrying out of the provisions of Section 11," the Commission also must consider whether the retention and/or acquisition by Sierra Pacific of the non-utility businesses of SPPC, Nevada Power, PGE, and PGH II satisfies the requirements of Section 11(b)(1). But see Madison Gas, supra at 1343 (Section 10(c)(1) does not require that the Transaction "comply to the letter with Section 11."). Section 11(b)(1) of the Act requires that a registered holding company limit its operations to a single integrated public utility system and "such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system." The Commission has interpreted these provisions to require the existence of an operating or functional relationship between the utility operations of the registered holding company and its nonutility activities. 20 As demonstrated by the adoption of Rule 58, however, the Commission increasingly has responded to developments in the utility industry by expanding its concept of a functional relationship.21

          The retention of SPPC's existing water system conforms to the "other businesses" standards of the Act as previously determined by the Commission. SPPC has operated its natural gas system and its water system on an integrated basis for over 100 years. Operating within a single division of SPPC, the gas and water systems are closely associated, making divestiture of the water system costly and contrary to the public interest. Divestiture of SPPC's water system would result in substantial divestiture costs and the loss in significant operating revenues, amounting to $49.1 million in 1998. Retention of SPPC's

---------------

20 See, e.g., Michigan Consolidated Gas Co., Holding Co. Act Release No. 16763 (June 22, 1970), aff'd, 444 F.2d 913 (D.C. Cir. 1971).

21 See Exemption of Acquisition by Registered Public-Utility Holding Compa nies of Securities of Non-Utility Companies Engaged in Certain Energy-Related and Gas-Related Activities, Holding Co. Act Release No. 26667 (Feb. 14, 1997).

water system will not be detrimental to the public interest or the interests of investors or consumers; rather, it will be beneficial to investors, consumers, and the public at large. See, e.g. WPL Holdings, Holding Co. Act Release Act No. 26856 (Apr. 14, 1998) (permitting retention of water system).

          The retention of the non-utility interests of SPPC and of Nevada Power, as well as the acquisition of PGH II and the non-utility businesses of PGE, also conforms to the "other businesses" standards of the Act. For a description of these non-utility activities, see Items 1(A)(1)(c) and 1(A)(2) above. All of these activities fall within the definition of an energy-related company as provided in Rule 58, are otherwise functionally related, are de minimis and should be permitted to be retained, or are within the definition of an exempt telecommunications company as provided in Section 34 of the Act. Accordingly, these businesses will have a functional relationship with the utility operations of the post-Transaction Sierra Pacific system and, as such, Sierra Pacific should be permitted to retain and/or acquire the businesses.22


Retention of the SPPC Gas System

          In complying with Section 10(c)(1)'s requirement that the Transaction not be "detrimental to the carrying out of the provisions of Section 11," the Commission also must consider whether the retention of SPPC's gas system satisfies the requirements of Section 11(b)(1). But see Madison Gas, supra at 1343 (Section 10(c)(1) does not require that the Transaction "comply to the letter with Section 11."). The Commission historically has interpreted this provision to require registered holding companies to be comprised of either an integrated gas system or an integrated electric system, but not both. To the extent an integrated electric system seeks to retain a gas system, the electric system must satisfy the "A-B-C" clauses of Section 11(b)(1). Under those provisions, a registered holding company can own "one or more" additional integrated systems if certain conditions are met. Specifically, the Commission must find that (A) the additional system "cannot be operated as an independent

---------------

22 The Applicants request that, in approving Sierra Pacific's retention of PGH II, the Commission exclude Sierra Pacific's investments in PGH II and in other non-utility companies already owned by Sierra Pacific from the limitation on investment in energy-related companies under Rule 58. See New Century, supra (excluding from Rule 58 limitations investments in non-utility businesses prior to New Century's registration as a holding company under the Act).

system without the loss of substantial economies which can be secure by the retention of control by such holding company of such system," (B) the additional system is located in one state or adjoining states, and (C) the combination of systems under the control of a single holding company is not so large ... as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." The Applicants believe the requirements of the "A-B-C" clauses are met and, as such, request authority to retain the SPPC gas system.

          (A)  Loss of Economies

          The Commission has interpreted Clause A to require a showing that the "additional system could not be operated under separate ownership without a loss of economies 'so important as to cause a serious impairment of that system' and 'substantial in the sense that they were important to the ability of the additional system to operate soundly.'" Ameren Corp., Holding Co. Act Release No. 26809 (Dec. 30, 1997) (internal citations omitted). In its 1995 Report, however, the SEC Staff noted that, in a competitive utility environment, any loss of economies threatens a utility's competitive position and even a "small" loss of economies could render a utility vulnerable to significant erosion of its competitive position.

          Historically, the Commission has measured projected loss of economies associated with divestiture as a percentage of: (i) total utility operating revenues; (ii) total utility expense or "operating revenue deductions"; (iii) gross utility income; and (iv) net utility operating income. Although the Commission has declined to draw a bright-line numerical test under Section 11(b)(1)(A), it has indicated that cost increases resulting in a 6.78% loss of operating revenues, a 9.72% increase in operating revenue deductions, a 25.44% loss of gross gas income, and a 42.46% loss of net income would afford an "impressive basis for finding a loss of substantial economies." Engineers Public Service Co., Holding Co. Act Release No. 1,632 (Sept. 16, 1942). The loss of economies associated with divestiture of the SPPC gas system easily satisfies these thresholds.

          As set forth in the gas system retention study, attached hereto as Exhibit H-1, Sierra Pacific would suffer approximately $16.4 million in economic losses if required to divest the SPPC gas system. Specifically, the projected impact on Sierra Pacific's shareholders would be a 15.8% loss of operating revenues, a 18.7% loss of operating revenue deductions, a 100.1% loss of gross gas income, and a 149.0% loss of net income. These ratios are well above the cost increases indicated in Engineers Public Service, supra. The table below shows the 1998 gas operating revenues, gas operating revenue deductions, gas gross income, and gas net income of the SPPC gas system:

Gas Operating       Gas Operating            Gas Gross         Gas Net
Revenues            Revenue Deductions       Income            Income

$99,531,525         $83,854,133              $15,677,392       $10,534,969


          In order to recover the lost economies and income taxes associated with divestiture, the party acquiring the SPPC gas system would be required to raise rates for SPPC's current gas utility customers by approximately 16.5%. Divesting SPPC's gas system also would result in a rate increase for SPPC's remaining electric customer of approximately $4.0 million, roughly 0.75% over current rates. Moreover, divestiture of SPPC's gas system would cause a significant, although difficult to quantify, amount of damages to SPPC's ability to compete in the marketplace, resulting in further increased costs to SPPC's current customers. Given these significant loss of economies and resulting rate increases, Applicants respectfully submit the Commission should find the standards of Clause A satisfied with respect to the SPPC gas system.

          (B)  Same State or Adjoining States

          The retention of SPPC's gas system does not raise any issue under
Section 11(b)(1)(B) of the Act. The Commission has paraphrased Clause B as follows: "All of such additional systems are located in a state in which the single integrated public utility operates, or in states adjoining such a state, or in a foreign country contiguous thereto." Engineers Public Service Co., Holding Co. Act Release No. 2897 (July 23, 1941), rev'd on other grounds, 138 F.2d 936 (D.C. Cir. 1943), vacated as moot, 332 U.S. 788 (1947). SPPC's gas system is located entirely within the state of Nevada and, as such, the requirement that the additional system be located in one state or adjoining states is satisfied.

          (C)  Localized Management, Efficient Operation, and Effective
               Regulation

          Finally, retention of the SPPC gas system as an additional integrated system raises no issues under Section 11(b)(1)(C) of the Act. SPPC's gas system already is incorporated into the Sierra Pacific system and, after the Transaction, the management of SPPC's gas system will remain unchanged. The operation of the SPPC gas system in no way impairs the economic operation of SPPC's electric system and, in fact, provides substantial benefits. Retention of the SPPC gas system also will not effect the regulation of the post-Transaction Sierra Pacific system. SPPC's gas operations will remain subject to regulation by the Nevada PUC and the FERC, as well as other federal regulators.

                    (b)  SECTION 11(B)(2) - STRUCTURE AND VOTING POWER

          Section 11(b)(2) of the Act directs the Commission "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system." The Transaction is consistent with Section 11(b)(2). The resulting capital structure is not unduly complicated, as discussed in Item 3(A)(1)(c) above. See Sierra Pacific Resources, Holding Co. Act Release No. 24566 (Jan. 28, 1988), aff'd sub nom. Environmental Action, Inc., 895 F.2d 1255 (D.C. Cir. 1990) (Commission incorporates its Section 10(b)(3) capital structure analysis into its Section 11(b)(2) corporate structure analysis). Similarly, the Transaction does not inequitably distribute voting power among security holders. SPPC and Nevada Power will remain wholly-owned subsidiaries of Sierra Pacific and will be joined by PGE and PGH II, which also will be wholly-owned subsidiaries of Sierra Pacific. The voting power of all relevant shareholders will remain unchanged.

          Section 11(b)(2) also requires Sierra Pacific to have a simple corporate structure. See, e.g., TUC Holding, supra at n. 20. In particular,
Section 11(b)(2) limits a registered holding company system to no more than two tiers of holding companies and directs the Commission to evaluate the facts and circumstances "to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure ... of such holding-company system." The Transaction satisfies these requirements. First, only one holding company - Sierra Pacific - will exist after the Transaction, as the combined corporate organization chart in Exhibit E-11 demonstrates. Second, the acquisition of PGE and PGH II by Sierra Pacific will not unduly or unnecessarily complicate the structure of the Sierra Pacific system. Rather, the consolidation of PGE and PGH II as first-tier subsidiaries is a straightforward way to integrate the Sierra Pacific system and does not serve to complicate the structure of the system.

          b.   SECTION 10(C)(2).

          Section 10(c)(2) further requires that the Commission not approve an acquisition unless "the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public-utility system." Because the Transaction is expected to result in substantial cost savings and synergies, it will tend toward the economical and efficient development of the post-Transaction Sierra Pacific system.

          The Transaction will produce economies and efficiencies more than sufficient to satisfy the requirements of Section 10(c)(2) of the Act. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See AEP, supra. As the Commission has noted, while some benefits cannot be precisely estimated, they nonetheless may be considered for purposes of Section 10(c)(2): "specific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior, supra. In addition, benefits realized by an acquisition need not be immediate. As the Commission has stated, "the underlying advantages of affiliation should be assessed on a long-term basis." WPL Holdings, Holding Co. Act Release No. 25377 (Sep. 18, 1991), citing AEP, supra ("Some of the anticipated savings may not immediately happen .... Yet the underlying economic advantages [of the affiliation] remain.").

          The Applicants estimate the nominal dollar value of synergies from the Transaction to be in excess of $40 million per year over a 10-year period. These expected savings will meet or exceed the anticipated savings in an number of recent acquisitions approved by the Commission. See, e.g., IE Industries, Holding Co. Act Release No. 25325 (June 3, 1991) (expected savings of $91 million over ten years); Midwest Resources, Holding Co. Act Release No. 25159 (Sep. 26, 1990) (estimated savings of $25 million over five years).

          The Applicants anticipate opportunities for savings as a result of, among other things, (i) labor savings through the consolidation of functions, the elimination of duplicative activities, and the realization of combined productivity efficiencies, (ii) nonlabor savings through the consolidation of overlapping or duplicative programs and expenses, including advertising, benefits administration, insurance, information services, facilities, vehicles, and research and development, and (iii) non-fuel purchasing economies through the combined procurement of material and services and through the reduction in contract services on which PGE currently relies.

          In addition to these benefits, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. First, the combined company will be able to meet more effectively the challenges of the increasingly competitive environment in the utility industry than either Sierra Pacific or PGE standing along. See WPL Holdings, Inc., Holding Co. Act Release No. 25096 (May 25, 1990) (benefits supporting Section 10(c)(2) finding include "[a] structure that could more effectively address the growing national competition in the energy industry, refocus various utility activities, facilitate selective diversification into non-utility business . . . and provide additional flexibility for financing . . ."). In particular, the Transaction will create the opportunity for strategic, financial, and operational benefits for customers in the form of lower rates over the long term and for shareholders in the form of greater financial strength and financial flexibility. Second, the combined Sierra Pacific system will be able to draw on a larger and more diverse senior-level management to lead the new company forward in an increasingly competitive environment for the delivery of energy and should be better able to attract and retain the most qualified employees. Finally, the combined system will be larger and more diverse than either of Sierra Pacific or PGE as independent entities. This increased geographical diversity will mitigate the risk of changes in economic, competitive or climatic conditions in any given sector of the combined service territory.

     3.   SECTION 10(F).

          To approve an acquisition, the Commission is required, under Section 10(f), to find that the acquisition has complied with all applicable state laws. The Transaction is conditioned expressly on receipt of all required regulatory approvals, including that of the Oregon PUC. The Applicants have filed an Application with the Oregon PUC, a copy of which is attached hereto as Exhibit D-3. The Applicants do not believe the Transaction is subject to the jurisdiction of the Nevada PUC. Accordingly, Applicants have filed a Petition for Declaratory Relief requesting the Nevada PUC disclaim jurisdiction over the Transaction, a copy of which is attached hereto as Exhibit D-1. When these approvals and/or orders have been received, the Transaction will comply with
Section 10(f).

B.   FINANCING OF THE ACQUISITION.

          This Application/Declaration also seeks the authorization and approval of the Commission with respect to issuances and sales of securities to finance the Transaction. A separate Application/Declaration will be filed in the near future to request additional financing authority to maintain existing financing facilities after the Transaction and to meet the capital requirements for the Sierra Pacific system after the Transaction and the registration of Sierra Pacific as a holding company. Specifically, in order to ensure that the Sierra Pacific may raise the cash consideration required to consummate the Transaction, Sierra Pacific hereby requests authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing for a period of one year from the date of such order (the "Authorization Period").

     1.   OVERVIEW OF THE FINANCING REQUEST

          Sierra Pacific hereby requests authorization to engage in the financing transactions set forth herein during the Authorization Period. The approval by the Commission of this Application/Declaration will give Sierra Pacific the flexibility to raise the funds required to consummate the acquisition of PGE in the most efficient and cost-effective manner. Sierra Pacific anticipates that it will finance most of the consideration required to consummate the Transaction through the use of short-term debt authorized by this Application/Declaration, such as commercial paper, money market notes and/or bank loans. Depending on interest rates at the time of the Transaction closing, it may also be cost-effective to issue some of the long-term debt authorized by this Application/Declaration at that time. However, the aggregate amount of short-term and long-term debt outstanding to finance the Transaction will not exceed $2.1 billion. After the Transaction is consummated, Sierra Pacific plans to pay off part of the outstanding short-term debt with the proceeds of the sale of the electric generation assets of SPPC and Nevada Power and to further reduce holding company debt through issuance of additional common stock. Sierra Pacific then plans to refinance within the Authorization Period the remaining balance of short-term debt incurred to fund the Transaction consideration with one or more forms of long-term debt authorized by this Application/ Declaration. All of the financing required to raise the Transaction consideration will be effected at the holding company level. Consequently, the authorizations sought in this Application/Declaration relate only to Sierra Pacific. Again, a separate Application/Declaration will be filed in the near future to address the financing needs of the Sierra Pacific system after the Transaction.

          Immediately following the acquisition of PGE, the consolidated common equity of Sierra will be 23 percent as a result of the issuance of $2.1 billion of holding company debt. However, during the first year after the acquisition has been completed Sierra will increase its consolidated common equity to approximately 29 percent as a result of: (a) proceeds from the sale of generating assets of Sierra Pacific and Nevada Power aggregating approximately $1 billion, $750 million of which will be applied to the reduction of holding company debt; (b) proceeds from the sale of additional common stock estimated to aggregate $220 million; and (c) increased retained earnings realized from the combined operations of Sierra and PGE. Based on present expectations, Sierra Pacific believes that increases in retained earnings from operations will increase its consolidated common equity to 30 percent within 24 months following the Transaction. Further, approximately $300 million of mandatorily convertible securities to be issued within nine months of the closing of the acquisition of PGE will automatically convert to common equity no later than three years from the date of the issue. As a result of this conversion the consolidated common equity will increase to approximately 33 percent no later than December 31, 2004. Applicants note the Commission has approved consolidated common equity to total capitalization ratios as low as 27.6 percent. Northeast Utilities, supra. We believe in light of the steps to be taken by Sierra in the year immediately following the acquisition so as to increase its consolidated common equity as outlined above, it is entirely proper that Sierra be allowed to finance such acquisition as described above.

          Set forth below are summaries of the historical capital structures of Sierra Pacific and PGE as of September 30, 1999, and the pro forma consolidated capital structure of Sierra Pacific, PGE, and PGH II as of the same date:


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
              Sierra Pacific and PGE Historical Capital Structures
                             (dollars in thousands)

                              Sierra Pacific                 PGE

Common Stock Equity        $1,526          36%         $1,029     51%
Preferred Stock            $73              2%         $30         1%
Preferred Securities       $237             6%          n/a        0%
Long-term Debt             $1,670          39%         $709       35%
Short-term Debt            $670            16%         $213       11%
Current Maturities         $100             2%         $25         1%
                           ------         ----         ------    ----
Total Capitalization       $4,276         100%         $2,006    100%


        Sierra Pacific's Post-Transaction Consolidated Capital Structure
                             (dollars in thousands)
                                   (unaudited)

                                 Sierra Pacific

Common Stock Equity23              $1,926         29%
Preferred Stock                    $103            2%
Preferred Securities               $237            4%
Long-term Debt                     $2,379         35%
Short-term Debt24                  $1,933         29%
Current Maturities                 $125            2%
                                   ------        ----
Total Capitalization               $6,703        100%

---------------

23   Adjustments to consolidated common equity include:
          $ (1,029) elimination of PGE equity as required by acquisition accounting
          $    180  increase in retained earnings of $80 million and $100 million in 2000 and 2001
          $    220  new equity issuance in 2001

24   Adjustments to short-term debt include:
          $  2,020  acquisition "bridge" financing
          $ (750.0) divestiture proceeds
          $ (220.0) new common equity proceeds

         Note: Short-term debt balances will be further reduced by the issuance of long-term debt.


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

          The financing authorizations requested herein relate to (a) (i) external issuances by Sierra Pacific of long-term debt, short-term debt, commercial paper and other debt securities for cash and (ii) the entering into by Sierra Pacific of transactions to manage interest rate risk ("hedging transactions"); and (b) entering into credit facilities or loan agreements with commercial or investment banks, both for purposes of direct borrowings and to serve as back-up for commercial paper programs.

     2.   PARAMETERS FOR FINANCING AUTHORIZATION

          Authorization is requested herein to engage in certain financing transactions during the Authorization Period for which the specific terms and conditions are not available at this time, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

          a.   EFFECTIVE COST OF MONEY ON BORROWINGS

          The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application/Declaration will not exceed 300 basis points over the comparable term U.S. Treasury securities, and the effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application/Declaration will not exceed 300 basis points over the comparable term London Interbank Offered Rate ("LIBOR").

          b.   MATURITY OF DEBT

          The maturity of indebtedness will not exceed 50 years.

          c.   ISSUANCE EXPENSES

          The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security


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
pursuant to this Application/Declaration will not exceed 5 percent of the principal or total amount of the security being issued.

          d.   USE OF PROCEEDS

          The proceeds from the sale of securities in external financing transactions pursuant to this Application/Declaration will be used (i) to pay the consideration required in order to consummate the Transaction or (ii) to refinance short-term debt originally incurred to raise all or a portion of the Transaction consideration.

     3.   DESCRIPTION OF SPECIFIC TYPES OF FINANCING

          Sierra Pacific requests authorization to obtain funds externally through sales of short- term debt and long-term debt securities. In addition, Sierra Pacific seeks the flexibility to enter into certain hedging transactions to manage rate risk and authority to issue and sell other types of securities, as described below.

          a.   SHORT-TERM DEBT

          Sierra Pacific requests Commission authorization during the Authorization Period to issue short-term debt securities in an amount not to exceed $2.1 billion. This amount consists entirely of financing for the Transaction consideration of approximately $2.1 billion. Sierra Pacific anticipates that most of the Transaction consideration will be funded temporarily through the use of short-term debt. This short-term debt will be paid off in part with the proceeds of the divestiture of SPPC's and Nevada Power's electric generation assets, and the sale of common equity with the balance refinanced as long-term debt within the Authorization Period. The short-term debt will consist of one or more of the following: bank borrowings, commercial paper, money market notes, floating rate or variable notes (all as described below).

          Sierra Pacific currently maintains a committed line of credit for $500 million under an unsecured revolving credit facility with Mellon Bank, First Union National Bank and Wells Fargo, as syndication agents. This facility may be used for working capital and general corporate purposes, including for commercial paper backup. It is anticipated that all or a portion of the short-term debt used to fund the Transaction will be borrowed by Sierra Pacific, either through its existing credit facility or through one or more new facilities to be entered into prior to the Transaction. These amounts are included within the overall authorization amount requested above.

          Sierra Pacific also may sell commercial paper in established domestic or European commercial paper markets to provide temporary funding of the Transaction consideration. Such commercial paper would be sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring commercial paper from Sierra Pacific will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies. The commercial paper programs will be backed up by the bank credit facilities described above.

          Sierra Pacific also may incur short-term debt through the issuance of instruments customarily referred to as "money market notes", "floating rate notes" or "variable rate notes". This type of debt is usually issued pursuant to a fiscal and paying agency agreement or similar type of agreement, rather than through an indenture, and bears an interest rate that is either (a) tied to a customary interest rate index such as LIBOR which is adjusted on a periodic basis or (b) set by an auction process. These notes are typically sold to qualified institutional investors or other accredited investors pursuant to Rule 144A promulgated under the Securities Act of 1933, as amended, although it is possible that they may be offered in one or more of the manners described under Long-Term Debt below. The maturity of these notes may vary from less than one year to up to two years. Hence, they are referenced in this Application/ Declaration both under Short-Term Debt and Long-Term Debt. The specific terms of any such notes will be determined by Sierra Pacific at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in Section D above.

          b.   LONG-TERM DEBT

          Sierra Pacific requests Commission authorization during the Authorization Period to issue long-term debt securities in an amount not to exceed $2.1 billion. This amount would be used exclusively to refinance short-term debt originally incurred to finance the Transaction consideration of $2.1 billion. Such long-term debt securities would be comprised of (a) unsecured notes, debentures, medium-term notes, or other debt securities under an indenture (the "Sierra Pacific Indenture"), (b) instruments customarily referred to as "money market notes", "floating rate notes" or "variable rate notes" with maturities of greater than one year or (c) long-term loans from commercial or investment banks pursuant to credit facilities or loan agreements. Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking fund terms and other terms and conditions as Sierra Pacific may determine at the time of issuance. The request for authorization for Sierra Pacific to issue long-term debt securities is consistent with authorization that the Commission has granted to other holding companies. See CINergy Corp., supra (authorizing issuance of up to $400 million of unsecured debt securities).

               (i)  TERMS OF SIERRA PACIFIC INDENTURE

          Sierra Pacific has filed a universal shelf registration with the Commission on June 7, 1999 (Registration No. 333-80149). As part of that filing, Sierra Pacific filed a form of the Sierra Pacific Indenture, which will permit the issuance of a wide variety of unsecured debt securities in one or more series. Although no securities have as yet been issued under the Sierra Pacific Indenture, it is anticipated (a) that prior to the Transaction, Sierra Pacific will issue approximately $500 million principal amount of debt securities under the Sierra Pacific Indenture pursuant to its existing shelf registration and (b) that Sierra Pacific would file a new universal shelf registration with the Commission for the issuance of Long-Term Debt securities authorized pursuant to this Application/Declaration and would utilize the Sierra Pacific Indenture for the issuance of any such Long-Term Debt securities. The Sierra Pacific Indenture will be qualified under the Trust Indenture Act of 1939, as amended.

          The Sierra Pacific Indenture will permit debt securities with a number of variable terms, such as the principal amounts (including original issue discount), interest rates (including those based on a formula or index), redemption terms, sinking funds, currency of payment, denominations, events of default, etc., to be included or excluded or made applicable to a particular series of securities. These terms will be set forth either in (i) a supplemental indenture or (ii) an officer's certificate and company order, as applicable. In theory, any combination of the variable terms could be included in a single series of securities which, under current practice, would be called "notes,""debentures" or "medium-term notes." The Sierra Pacific Indenture will also permit any series of securities to be issued either in certificated form or in "global" form (i.e., transferable only by book- entry on the records of a securities depository such as The Depository Trust Company).

          Other than certain provisions relating to restrictions on liens, mergers and the sale of significant subsidiaries, the Sierra Pacific Indenture will contain no negative covenants or restrictions. Any additional covenants or restrictions negotiated at the time of issuance will be included in either (i) a supplemental indenture or (ii) an officer's certificate and company order, as applicable, establishing a particular security. The Sierra Pacific Indenture will contain the following event of default provisions: (i) defaults in payment of the Sierra Pacific Indenture securities; (ii) defaults under covenants under the Sierra Pacific Indenture, (iii) failures to comply with instruments governing other indebtedness and certain other agreements; and (iv) certain events of insolvency with respect to Sierra Pacific subject, as applicable, to customary grace periods.

          A copy of any new supplemental indenture under the Sierra Pacific Indenture or an officer's certificate and company order executed and delivered pursuant to this Authorization will be filed under cover of the first quarterly report under Rule 24 filed after such execution and delivery.

          Sierra Pacific may sell Long-Term Debt securities covered by this Application/Declaration in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; or (iii) directly to a limited number of purchasers or a single purchaser, including sales made pursuant to Rule 144A. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Sierra Pacific) or directly by one or more underwriters acting alone. The securities may be sold directly by Sierra Pacific or through agents designated by Sierra Pacific from time to time. If dealers are utilized in the sale of any of the securities, Sierra Pacific will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

               (ii) TERMS OF BORROWINGS FROM BANKS AND OTHER FINANCIAL
                    INSTITUTIONS

          Borrowings from commercial or investment banks and other financial institutions will be unsecured and will rank pari passu with debt securities issued under the Sierra Pacific Indenture and the short-term credit facilities (as described above). Specific terms of any borrowings will be determined by Sierra Pacific at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in Section D above. A copy of any additional note or agreement executed and delivered pursuant to this Authorization will be filed under cover of the first quarterly report under Rule 24 filed after such execution and delivery.

               (iii) TERMS OF MONEY MARKET NOTES AND SIMILAR INSTRUMENTS

          As noted above under Short-Term Debt, Sierra Pacific may issue instruments customarily referred to as "money market notes", "floating rate notes" or "variable rate notes". Although these notes frequently have maturities of less than one year, they can also be issued with maturities of up to two years. The specific terms of any such notes will be determined by Sierra Pacific at the time of issuance and will comply in all regards with the parameters on financing authorization set forth in Section D above. As is the case with the short-term version of this instrument, these notes are usually issued pursuant to a fiscal and paying agency agreement or similar type of agreement, rather than through an indenture, and bear an interest rate that is either (a) tied to a customary interest rate index such as LIBOR which is adjusted on a periodic basis or (b) set through an auction process. These notes are typically sold to qualified institutional investors or other accredited investors pursuant to Rule 144A, although they may also be sold in one or more of the manners described above for other Long-Term Debt securities.

          c.   OTHER SECURITIES

          In addition to the specific securities for which authorization is sought herein, Sierra Pacific may also find it necessary or desirable to minimize financing costs or to obtain new capital under then-existing market conditions to issue and sell other types of securities from time to time during the Authorization Period. The issuance of any such securities would be subject to the aggregate $2.1 billion limit on short-term and long-term debt and to the parameters on financing authorization discussed above. Sierra Pacific will undertake to file an amendment in this proceeding which will describe the general terms of each such securities and the amount to be issued and to request a supplemental order of the Commission authorizing the issuance thereof by Sierra Pacific.

          D.   INTEREST RATE RISK MANAGEMENT DEVICES

          Sierra Pacific requests authority to enter into, perform, purchase and sell financial instruments intended to manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Sierra Pacific would employ interest rate swaps as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed rate debt, (ii) converting fixed rate debt to variable rate debt,
(iii) limiting the impact of changes in interest rates resulting from variable rate debt and (iv) providing an option to enter into interest rate swap transactions in future periods for planned issuances of debt securities. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Thus, Sierra Pacific will not engage in "leveraged" or "speculative" transactions. The underlying interest rate indices of such interest rate swaps will closely correspond to the underlying interest rate indices of Sierra Pacific's debt to which such interest rate swap relates. Sierra Pacific will only enter into interest rate swap agreements with counter parties whose senior debt ratings, as published by Standard & Poor's, A Division of The McGraw-Hill Companies, are greater than or equal to "BBB+", or an equivalent rating from Moody's Investors Service, Inc., Fitch IBCA, Inc. or Duff & Phelps Credit Rating Co.

     4.   FILING OF CERTIFICATES OF NOTIFICATION

          It is proposed that, with respect to Sierra Pacific, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1933 Act be integrated with the reporting system under the Act. This integration would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and Sierra Pacific. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorization granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of the last calendar quarter in which transactions occur.

          Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), or other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. Sierra Pacific does not have, and after the Transaction will not retain, any EWGs or FUCOs. Therefore, Rules 53(a), (b) and (c) are satisfied.


ITEM 4.   REGULATORY APPROVAL.

          As stated above, the Transaction is conditioned on the Applicants' receipt of all relevant regulatory approvals. Set forth below is a summary of the material regulatory requirements affecting the Transaction. In addition to required Commission approvals, the state utility commission of Oregon, the FERC, and the NRC have jurisdiction over various aspects of the Transaction. Further, both Sierra Pacific and Enron are required to file notification and report forms under the HSR Act with the FTC and the DOJ with respect to the Transaction. Additional consents from or notifications to governmental agencies may be necessary or appropriate in connection with the Transaction.

A.   ANTITRUST CONSIDERATIONS

          The HSR Act and the rules and regulations thereunder prohibit certain transactions (including the Transaction) until certain information has been submitted to the Antitrust Division of the Department of Justice ("DOJ") and the Federal Trade Commission ("FTC") and the specified HSR Act waiting period requirements have been satisfied. It is expected that Sierra Pacific and PGE will submit the Notification and Report Forms and all required information to the DOJ and FTC in early March.

B.   ATOMIC ENERGY ACT

          PGE owns an interest in the Trojan nuclear electric generating station. The Trojan station ceased operations in 1993 and is currently being decommissioned. PGE holds NRC licenses with respect to its ownership interests in the Trojan station. Section 184 of the Atomic Energy Act provides that no license may be transferred, assigned or in any manner dispose of, directly or indirectly, through transfer of control of any license to any person, unless the NRC finds that the transfer is in accordance with the provisions of the Atomic Energy Act and gives its consent in writing. PGE filed for such consent on January 14, 2000, a copy of such request is attached hereto as Exhibit D-7.

C.   FEDERAL POWER ACT

          Section 203 of the Federal Power Act provides that no public utility may sell or otherwise dispose of its jurisdictional facilities, directly or indirectly merge or consolidate its facilities with those of any other person, or acquire any security of any other public utility, without first having obtained authorization from the FERC. Under Section 203, the FERC will approve a merger if it finds the mergers "consistent with the public interest." FERC has stated in a Policy Statement that, in analyzing a merger under Section 203, it will evaluate the following criteria: (i) the effect of the merger on competition in electric power markets, utilizing an initial screening approach derived from the DOJ/FTC Horizontal Mergers Guidelines to determine if a merger will result in an increase in an applicant's market power; (ii) the effect of the merger on the applicants' wholesale sales and transmission customers; and
(iii) the effect of the merger on state and federal regulation of the applicants. It is expected Sierra Pacific and PGE jointly will request FERC approval of the Transaction in early March, 2000.

D.   NEVADA PUC

          The Applicants do not believe the Transaction is subject to the jurisdiction of the Nevada PUC. Accordingly, Applicants filed on January 7, 2000, a Petition for Declaratory Relief requesting the Nevada PUC disclaim jurisdiction over the Transaction. The Petition for Declaratory Relief is attached hereto as Exhibit D-1. However, as described more fully in the concurrent Application/Declaration requesting approval to form Sierra Pacific Resources Services Company ("Sierra Pacific Services") (File 70-_____), the Nevada PUC has an open docket to consider a shared services agreement proposed by Sierra Pacific which predates the Transaction. The Services Agreement proposed in the concurrent Application/Declaration will supplant the earlier proposed agreement in the Nevada PUC docket.

E.   OREGON PUC

          PGE is subject to the jurisdiction of the Oregon PUC. Pursuant to Oregon Revised Statutes Section 757.511, Oregon PUC approval is required for Sierra Pacific to acquire all of the common stock of PGE. The acquisition of PGH II is not subject to Oregon PUC jurisdiction. On January 18, 2000, Sierra Pacific filed with the Oregon PUC an Application to acquire PGE, which is attached hereto as Exhibit D-3.

          Except as set forth above, no other state or federal regulatory body has jurisdiction over the Transaction.


ITEM 5.           PROCEDURE.

          The Applicants respectfully request that the Commission issue and publish not later than March 3, 2000, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than March 28, 2000, by which comments may be entered and a date not later than September 1, 2000, as a date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

          The Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.

     a.   EXHIBITS.

A-1  Articles of Incorporation of Sierra Pacific


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
A-2 By-Laws of Sierra Pacific (Exhibit (3)(A) to Form 10-K, File No. 1-8788, filed March 21, 1997, and incorporated herein by reference)

A-3 Articles of Incorporation of PGE (Exhibit 4 to Form S-8, Registration No. 2-85001, filed July 7, 1983, and incorporated herein by reference)

A-4 By-Laws of PGE (Exhibit 3 to Form 10-K, File No. 1-5532, filed March 22, 1999, and incorporated herein by reference)

A-5  Articles of Incorporation of PGH II

A-6  By-Laws of PGH II

B-1  Stock Purchase Agreement (Appendix to Exhibit D-3 hereto)

D-1  Petition for Declaratory Relief filed with the Nevada PUC

D-2  Order of the Nevada PUC**

D-3  Application to the Oregon PUC

D-4  Order of the Oregon PUC**

D-5  Application to the FERC**

D-6  Order of the FERC**

D-7  Application to the NRC

D-8  Order of the NRC**

E-1  Map of SPPC's service area

E-2  Map of Nevada Power's service area

E-3  Map of PGE's service area

E-4  Map showing the combined service areas of SPPC, Nevada Power, and PGE


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
E-5  Map showing the transmission system of SPPC (Exhibit E-1 hereto)

E-6  Map showing the transmission system of Nevada Power (Exhibit E-2 hereto)

E-7  Map showing the transmission system of PGE (Exhibit E-3 hereto)

E-8  Sierra Pacific organization chart

E-9  PGE organization chart

E-10 PGH II organization chart

E-11 Combined company organization chart after the Transaction

F-1  Opinion of Counsel**

F-2  Past Tense Opinion of Counsel**

G-1 Sierra Pacific's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 1-8788, filed March 23, 1999, and incorporated herein by reference)

G-2 Sierra Pacific's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (File No. 1-8788, filed November 15, 1999, and incorporated herein by reference)

G-3 SPPC's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 0-508, filed March 23, 1999, and incorporated herein by reference)

G-4 SPPC's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (File No. 0-508, filed November 15, 1999, and incorporated herein by reference)

G-5 Nevada Power's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 1-4698, filed March 19, 1999, and incorporated herein by reference)

G-6 Nevada Power's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (File No. 2-28348, filed November 15, 1999, and incorporated herein by reference)


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
G-7 PGE's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 1-5532, filed March 19, 1999, and incorporated herein by reference)

G-8 PGE's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (File No. 1-5532, filed November 15, 1999, and incorporated herein by reference)

H-1  SPPC Gas System Retention Study

I-1  Opinion of Salomon Smith Barney

J-1  Proposed Form of Notice

         B.       FINANCIAL STATEMENTS.

FS-1 Sierra Pacific Consolidated Balance Sheet as of December 31, 1998 (previously filed with the Commission in Sierra Pacific Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-1 hereto), filed March 23, 1999, File No. 1-8788, and incorporated herein by reference)

FS-2 Sierra Pacific Consolidated Balance Sheet as of September 30, 1999 (previously filed with the Commission in Sierra Pacific Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (Exhibit G-2 hereto), filed November 15, 1999, File No. 1-8788, and incorporated herein by reference)

FS-3 Sierra Pacific Consolidated Statement of Income for the 12 months ended December 31, 1998 (previously filed with the Commission in Sierra Pacific Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-1 hereto), filed March 23, 1999, File No. 1-8788, and incorporated herein by reference)

FS-4 Sierra Pacific Consolidated Statement of Income for the 3 months ended September 30, 1999 (previously filed with the Commission in Sierra Pacific Quarterly Report on Form 10-Q for the quarter ended September


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
         30, 1999 (Exhibit G-2 hereto), filed November 15, 1999, File No. 1-8788, and incorporated herein by reference)

FS-5 PGE Consolidated Balance Sheet as of December 31, 1998 (previously filed with the Commission in PGE Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-7 hereto), filed March 19, 1999, File No. 1-5532, and incorporated herein by reference)

FS-6 PGE Consolidated Balance Sheet as of September 30, 1999 (previously filed with the Commission in PGE Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (Exhibit G-8 hereto), filed November 15, 1999, File No. 1-5532, and incorporated herein by reference)

FS-7 PGE Consolidated Statement of Income for the 12 months ended December 31, 1998 (previously filed with the Commission in PGE Annual Report on Form 10-K for the year ended December 31, 1998 (Exhibit G-7 hereto), filed March 19, 1999, File No. 1-5532, and incorporated herein by reference)

FS-8 PGE Consolidated Statement of Income for the 3 months ended September 30, 1999 (previously filed with the Commission in PGE Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 (Exhibit G-8 hereto), filed November 15, 1999, File No. 1-5532, and incorporated herein by reference)

FS-9     Pro Forma Combined Financial data for Sierra Pacific and PGE**


**To be filed by amendment


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
ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.

          The Transaction will not involve major federal action significantly affecting the quality of the human environment as those terms are used in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Section 4321 et seq. ("NEPA"). First, no major federal action within the meaning of NEPA is involved Second, consummation of the Transaction will not result in changes in the operations of PGE or the subsidiaries of Sierra Pacific that would have any significant impact on the environment. To the Applicants' knowledge, no federal agency is preparing an environmental impact statement with respect to this matter.


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
                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this Application to be signed on their behalf by the undersigned thereunto duly authorized.


SIERRA PACIFIC RESOURCES:


By:         /s/ William E. Peterson                           Date: 2/3/00
    ------------------------------------                            ------

Name:   William E. Peterson
     -----------------------------------
Title:      Senior Vice President, General Counsel and Corporate Secretary
      --------------------------------------------------------------------




Portland General Electric Company:


By:      /s/                                                        Date: 2/3/00
    --------------------------------------------                         ------

Name:   Alvin L. Alexanderson
     ------------------------------------------
Title:     Senior Vice President, General Counsel, Secretary
      ------------------------------------------------------

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this Application to be signed on their behalf by the undersigned thereunto duly authorized.


SIERRA PACIFIC RESOURCES:


By:         /s/                                               Date: 2/3/00
    ---------------------------------------------                   ------

Name:   William E. Peterson
      -------------------------------------------
Title:      Senior Vice President, General Counsel and Corporate Secretary
       -------------------------------------------------------------------



Portland General Electric Company:


By:      /s/  Alvin L. Alexanderson                          Date: 2/3/00
    ----------------------------------                             ------

Name:   Alvin L. Alexanderson
      --------------------------------

Title:     Senior Vice President, General Counsel, Secretary
      ------------------------------------------------------


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